Exhibit 2.1

Richard M. Cieri
M. Natasha Labovitz
Craig A. Bruens
Dana Yankowitz
KIRKLAND & ELLIS LLP
601 Lexington Avenue
New York, New York 10022-4611
Telephone:	(212) 446-4800
Facsimile:	(212) 446-4900

Counsel to the Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

)
In re:	)	Chapter 11
)
CHEMTURA CORPORATION, et al.,[1]	)	Case No. 09-11233 (REG)
)
Debtors.	)	Jointly Administered
)

JOINT CHAPTER 11 PLAN OF CHEMTURA CORPORATION, ET AL.

THIS CHAPTER 11 PLAN IS BEING SUBMITTED FOR

APPROVAL BY THE BANKRUPTCY COURT. THIS CHAPTER 11 PLAN

HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. ACCORDINGLY, THIS IS

NOT A SOLICITATION OF AN ACCEPTANCE OR REJECTION OF THE CHAPTER 11

PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE,

11 U.S.C. § 1125. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL

A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT.

Dated: August 4, 2010

[1]

The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal taxpayer-identification number, are: Chemtura Corporation (3153); A&M Cleaning Products, LLC (4712); Aqua Clear Industries, LLC (1394); ASCK, Inc. (4489); ASEPSIS, Inc. (6270); BioLab Company Store, LLC (0131); BioLab Franchise Company, LLC (6709); Bio-Lab, Inc. (8754); BioLab Textile Additives, LLC (4348); CNK Chemical Realty Corporation (5340); Crompton Colors Incorporated (3341); Crompton Holding Corporation (3342); Crompton Monochem, Inc. (3574); GLCC Laurel, LLC (5687); Great Lakes Chemical Corporation (5035); Great Lakes Chemical Global, Inc. (4486); GT Seed Treatment, Inc. (5292); HomeCare Labs, Inc. (5038); ISCI, Inc. (7696); Kem Manufacturing Corporation (0603); Laurel Industries Holdings, Inc. (3635); Monochem, Inc. (5612); Naugatuck Treatment Company (2035); Recreational Water Products, Inc. (8754); Uniroyal Chemical Company Limited (Delaware) (9910); Weber City Road LLC (4381); and WRL of Indiana, Inc. (9136).

TABLE OF CONTENTS

ARTICLE I DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME AND GOVERNING LAW		1
1.1	Defined Terms	1
1.2	Additional Defined Terms	13
1.3	Rules of Interpretation	14
1.4	Computation of Time	14
1.5	Governing Law	14
1.6	Reference to Monetary Figures	14
1.7	Reference to the Debtors or the Reorganized Debtors	14

ARTICLE II ADMINISTRATIVE CLAIMS, PRIORITY TAX CLAIMS, DIP CLAIMS AND STATUTORY FEES		15
2.1	Administrative Claims	15
2.2	Priority Tax Claims	16
2.3	DIP Claims	16
2.4	Statutory Fees	16
2.5	Administrative Claims, Priority Tax Claims and DIP Claims Against Chemtura Canada	16

ARTICLE III CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS		17
3.1	Classification of Claims and Interests	17
3.2	Summary of Classification	17
3.3	Treatment of Claims and Interests	18
3.4	Treatment of Claims Against and Interests in Chemtura Canada	25

ARTICLE IV ACCEPTANCE REQUIREMENTS		25
4.1	Acceptance or Rejection of the Plan	25
4.2	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code	26

ARTICLE V MEANS FOR IMPLEMENTATION OF THE PLAN		26
5.1	General Settlement of Claims and Interests	26
5.2	The Creditors’ Committee Action	26
5.3	The PBGC Settlement	26
5.4	The CHCI Preferred Stock Settlement	26
5.5	The Make-Whole Settlement and the No-Call Settlement	27
5.6	The Settlement Regarding the Fees of the Ad Hoc Bondholders’ Committee	27
5.7	Environmental Matters	28
5.8	The Unsecured Distribution Pool	28
5.9	Election of Cash and New Common Stock	29
5.10	Exit Financing/Incurrence of New Indebtedness	29
5.11	Sources of Consideration for Plan Distributions	29
5.12	The Rights Offering	30
5.13	Cancellation of Securities and Agreements	30
5.14	Surrender of Existing Securities	30
5.15	Section 1145 Exemption	31
5.16	Corporate Existence	31
5.17	New Certificate of Incorporation and New By-Laws	31
5.18	New Chemtura’s and Reorganized Debtors’ Boards of Directors	31
5.19	Officers of New Chemtura and Reorganized Debtors	32
5.20	Employee Benefits	32
5.21	Retiree Benefits	32
5.22	The Incentive Plans	33
5.23	Vesting of Assets in the Reorganized Debtors	33

5.24	Restructuring Transactions	33
5.25	Corporate Action	33
5.26	Effectuating Documents; Further Transactions	34
5.27	Section 1146 Exemption from Certain Taxes and Fees	34
5.28	D&O Liability Insurance Policies	34
5.29	Preservation of Rights of Action	34
5.30	Single Satisfaction of Claims	35

ARTICLE VI TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		35
6.1	Assumption and Rejection of Executory Contracts and Unexpired Leases	35
6.2	Claims Based on Rejection of Executory Contracts or Unexpired Leases	35
6.3	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed	36
6.4	Modifications, Amendments, Supplements, Restatements or Other Agreements	36
6.5	Reservation of Rights	36
6.6	Contracts and Leases Entered Into After the Petition Date	37
6.7	Assumption of Insurance Policies	37

ARTICLE VII PROVISIONS GOVERNING DISTRIBUTIONS		37
7.1	Total Enterprise Value	37
7.2	Record Date for Distributions	37
7.3	Timing and Calculation of Amounts to Be Distributed	37
7.4	Disbursing Agent	37
7.5	Rights and Powers of Disbursing Agent	38
7.6	Distributions on Account of Claims Allowed After the Effective Date	38
7.7	Delivery of Distributions and Undeliverable or Unclaimed Distributions	38
7.8	Compliance with Tax Requirements and Allocations	39
7.9	Setoffs	39
7.10	Claims Paid or Payable by Third Parties	40

ARTICLE VIII PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED AND DISPUTED CLAIMS OTHER THAN DIACETYL CLAIMS		40
8.1	Prosecution of Objections to Claims	40
8.2	Allowance of Claims and Interests	41
8.3	Disputed Claims Reserve	41
8.4	Distributions After Allowance	41
8.5	Distribution of Excess Amounts in the Disputed Claims Reserve	41
8.6	Property Held in the Disputed Claims Reserve	42
8.7	Estimation of Claims	42
8.8	Deadline to File Objections to Claims	42

ARTICLE IX PROCEDURES FOR RESERVING FOR ENVIRONMENTAL CLAIMS		42
9.1	Formation of Environmental Trust	42
9.2	Environmental Reserve	42
9.3	Distributions from the Environmental Reserve	43
9.4	Distribution of Excess Amounts in the Environmental Reserve	43
9.5	Property Held in the Environmental Reserve	43

ARTICLE X PROCEDURES FOR RESERVING FOR AND RESOLVING DIACETYL CLAIMS		43
10.1	Formation of Diacetyl Trust	43
10.2	Objections to Diacetyl Claims	43
10.3	Diacetyl Reserve	44
10.4	Distributions from the Diacetyl Reserve	44
10.5	Distribution of Excess Amounts in the Diacetyl Reserve	44
10.6	Property Held in the Diacetyl Reserve	45

ARTICLE XI SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS		45
11.1	Compromise and Settlement of Claims, Interests and Controversies	45
11.2	Releases by the Debtors	45
11.3	Releases by Holders of Claims and Interests	46
11.4	Releases by Holders of Diacetyl Claims	46
11.5	Exculpation	46
11.6	Discharge of Claims and Termination of Interests	46
11.7	Injunction	47
11.8	Term of Injunctions or Stays	48
11.9	Protection Against Discriminatory Treatment	48
11.10	Release of Liens	48

ARTICLE XII CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN AND THE EFFECTIVE DATE		48
12.1	Conditions Precedent to Confirmation	48
12.2	Additional Condition Precedent to Confirmation	49
12.3	Conditions Precedent to the Effective Date	49
12.4	Additional Conditions Precedent to the Effective Date	49
12.5	Waiver of Conditions	49
12.6	Effect of Failure of Conditions	50

ARTICLE XIII MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN		50
13.1	Modification and Amendments	50
13.2	Effect of Confirmation on Modifications	50
13.3	Revocation or Withdrawal of the Plan	50

ARTICLE XIV RETENTION OF JURISDICTION		50
14.1	Jurisdiction of the Bankruptcy Court	50
14.2	Jurisdiction of the Bankruptcy Court in the Event Chemtura Canada Becomes a Debtor	52

ARTICLE XV MISCELLANEOUS PROVISIONS		52
15.1	Immediate Binding Effect	52
15.2	Additional Documents	53
15.3	Dissolution of Creditors’ Committee and Equity Committee	53
15.4	Payment of Fees and Expenses of the Creditors’ Committee, the Equity Committee, the Prepetition Administrative Agent and the Indenture Trustees	53
15.5	Reservation of Rights	53
15.6	Successors and Assigns	54
15.7	Service of Documents	54
15.8	Entire Agreement	54
15.9	Severability of Plan Provisions	54
15.10	Exhibits	54
15.11	Votes Solicited in Good Faith	55
15.12	Closing of Chapter 11 Cases	55
15.13	Conflicts	55
15.14	Insurance Neutrality	55

INTRODUCTION

Chemtura Corporation and its affiliated debtors and debtors in possession in the above-captioned Chapter 11 Cases respectfully propose the following joint chapter 11 plan of reorganization. Capitalized terms used in the Plan and not otherwise defined shall have the meanings ascribed to such terms in Section 1.1 hereof.

ARTICLE I

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME AND GOVERNING LAW

1.1	Defined Terms

Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form:

1. “2009 Notes” means the approximately $370 million in principal amount outstanding of 7% unsecured notes, issued by Great Lakes Chemical Corporation pursuant to the 2009 Notes Indenture.

2. “2009 Notes Claims” means any Claim arising under the 2009 Notes.

3. “2009 Notes Indenture” means the Indenture, dated as of July 16, 1999, between Great Lakes Chemical Corporation, as issuer and the 2009 Notes Indenture Trustee, as well as any guarantees and other documents entered into in connection therewith, and as amended by a Supplemental Indenture, dated as of July 1, 2005.

4. “2009 Notes Indenture Trustee” means The Bank of New York Mellon Trust Company and/or its duly appointed successor, in its capacity as indenture trustee under the 2009 Notes Indenture.

5. “2016 Notes” means the approximately $500 million in principal amount outstanding of 6.875% unsecured notes, issued by Chemtura Corporation pursuant to the 2016 Notes Indenture.

6. “2016 Notes Claims” means any Claim arising under the 2016 Notes.

7. “2016 Notes Indenture” means the Indenture, dated as of April 24, 2006 between Chemtura Corporation, as issuer, each of the guarantors named therein and the 2016 Notes Indenture Trustee, as well as any guarantees and other documents entered into in connection therewith, and as amended by a Supplemental Indenture, dated as of February 11, 2009.

8. “2016 Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 2016 Notes Indenture.

9. “2026 Notes” means the approximately $150 million in principal amount outstanding of 6.875% unsecured debentures, issued by Witco Corporation, predecessor in interest to Chemtura Corporation, pursuant to the 2026 Notes Indenture.

10. “2026 Notes Claims” means any Claim arising under the 2026 Notes.

11. “2026 Notes Indenture” means the Indenture, dated as of February 1, 1993, between Chemtura Corporation (as successor to Witco Corporation), as issuer and the 2026 Notes Trustee, as well any guarantees and other documents entered into in connection therewith, and as amended by a First Supplemental Indenture, dated as of February 1, 1996, a Second Supplemental Indenture, dated as of August 31, 1999, a Third Supplemental Indenture, dated as of August 5, 2004, and a Fourth Supplemental Indenture, dated as of July 1, 2005.

12. “2026 Notes Indenture Trustee” means Manufacturers & Traders Trust Co. and/or its duly appointed successor, in its capacity as indenture trustee under the 2026 Notes Indenture.

13. “Accrued Professional Compensation” means, at any given moment, all accrued, contingent and/or unpaid fees (including success fees) for legal, financial advisory, accounting and other services and obligations for reimbursement of expenses rendered or incurred before the Effective Date that are awardable and allowable under sections 328, 330(a) or 331 of the Bankruptcy Code by any retained Professional in the Chapter 11 Cases, or that are awardable and allowable under section 503 of the Bankruptcy Code, that has not been denied by a Final Order, all to the extent that any such fees and expenses have not been previously paid. To the extent that the Bankruptcy Court or any higher court denies or reduces by a Final Order any amount of a Professional’s fees or expenses, then those reduced or denied amounts shall no longer constitute Accrued Professional Compensation. For the avoidance of doubt, Accrued Professional Compensation shall not include any accrued, contingent and/or unpaid fees for services and obligations for reimbursement of expenses rendered or incurred before the Effective Date by any Entity retained pursuant to the Ordinary Course Professional Order and authorized to be compensated thereunder without filing a fee application.

14. “Ad Hoc Bondholders’ Committee” means the ad hoc committee representing certain holders of Notes Claims and Prepetition Unsecured Lender Claims.

15. “Administrative Claim” means a Claim for costs and expenses of administration pursuant to sections 503(b), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses Allowed pursuant to sections 328, 330(a), 331 or 363 of the Bankruptcy Code or otherwise for the period commencing on the Petition Date and through the Effective Date; (c) all fees and charges assessed against the Estates pursuant to chapter 123 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001; and (d) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4) and (5) of the Bankruptcy Code.

16. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.

17. “Allowed” means, (a) with respect to Claims, and including applicable premiums and penalties to the extent allowable: (i) any Claim proof of which is timely filed by the applicable Claims Bar Date; (ii) any Claim that is listed in the Schedules as not contingent, not unliquidated and not disputed, and for which no Proof of Claim has been timely filed; or (iii) any Claim that is allowed pursuant to the Plan; provided, however, that with respect to any Claim described in clauses (i) and (ii) above, such Claim shall be considered Allowed only if and to the extent that no objection to the allowance of such Claim has been filed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or such an objection is filed and the Claim shall have been Allowed by a Final Order, and (b) with respect to Interests: (i) any Interest reflected in the Debtors’ books and records; (ii) any Interest in Chemtura Corporation reflected in files maintained by Chemtura Corporation’s stock transfer agent; (iii) any Interest that is allowed pursuant to the Plan; or (iv) any other Interest that has been allowed by a Final Order of the Bankruptcy Court.

18. “Bankruptcy Code” means title 11 of the United States Code, as amended from time to time.

19. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases or any other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of any reference under 28 U.S.C. § 157, the United States District Court for the Southern District of New York.

20. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as well as the general and local rules of the Bankruptcy Court and Case Management Order #2 (Docket No. 351).

21. “Cash” means the legal tender of the United States of America or the equivalent thereof.

22. “Causes of Action” means any action, claim, cause of action, controversy, demand, right, action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license and franchise of any kind or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity or pursuant to any other theory of law. Causes of Action also include: (a) any right of setoff, counterclaim or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law fraudulent transfer claim; and (f) any claim listed in the Plan Supplement.

23. “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the chapter 11 case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all Debtors, the procedurally consolidated chapter 11 cases pending for the Debtors in the Bankruptcy Court under Case No. 09-11233 (REG).

24. “CHCI” means the Non-Debtor Affiliate Chemtura Holding Company, Inc.

25. “CHCI Preferred Stock” means the 500 shares of preferred stock in CHCI, with a face preference value at issuance of $1.1 billion, issued in favor of Great Lakes Chemical Corporation.

26. “Chemtura Canada” means the Non-Debtor Affiliate Chemtura Canada Company/Cie.

27. “Claim” means any claim against a Debtor or, to the extent specifically referenced in the Plan, a Non-Debtor Affiliate, as defined in section 101(5) of the Bankruptcy Code.

28. “Claims Bar Date” means, as applicable, (a) October 30, 2009 or (b) such other period of limitation as may be specifically fixed by an order of the Bankruptcy Court for the filing of certain Claims.

29. “Claims Objection Bar Date” means, for each Claim, the later of (a) the Confirmation Date and (b) such other period of limitation as may be specifically fixed by an order of the Bankruptcy Court for objecting to certain Claims.

30. “Claims Register” means the official register of Claims maintained by the Notice and Claims Agent.

31. “Class” means a category of Claims or Interests as set forth in Article III.

32. “Company” means, collectively, Chemtura Corporation and all of its direct and indirect affiliates and subsidiaries, including Subsidiary Debtors and Non-Debtor Affiliates.

33. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

34. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

35. “Confirmation Hearing” means the hearing held by the Bankruptcy Court on Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.

36. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

37. “Consummation” means the occurrence of the Effective Date.

38. “Contract Interest Rate Procedures” means certain procedures by which any holder of an Unsecured Claim may substantiate the existence of an existing contract that specifies the payment of interest, in substantially the form approved by the Bankruptcy Court before the Confirmation Hearing.

39. “Corporate Governance Documents” means the New Certificates of Incorporation and the New By-Laws, each of which shall be filed with the Bankruptcy Court in the Plan Supplement.

40. “Creditors’ Committee” means the statutory committee of unsecured creditors of the Debtors appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code by the U.S. Trustee on March 26, 2009, membership of which was reconstituted on August 10, 2009 (Docket Nos. 895 and 897) and as may be further reconstituted from time to time.

41. “Creditors’ Committee Action” means the adversary proceeding [Adv. Case. No. 09-01394] commenced by the Creditors’ Committee against the Prepetition Administrative Agent, as such complaint and the parties thereto may be amended from time to time, seeking, among other things, to avoid certain transfers as preferences and seeking certain declaratory relief related to the Prepetition Secured Lender Claims requiring, among other things, disgorgement of certain payments made to the Prepetition Administrative Agent and unwinding the postpetition refinancing of certain amounts outstanding under the Prepetition Security Agreement.

42. “Cure Claim” means a Claim based upon a monetary default, if any, by any Debtor on an Executory Contract or Unexpired Lease at the time such contract or lease is assumed by such Debtor pursuant to sections 365 or 1123 of the Bankruptcy Code.

43. “D&O Liability Insurance Policies” means all insurance policies of any of the Debtors or Reorganized Debtors for directors’, managers’ and officers’ liability.

44. “Debtor” means one of the Debtors, in its individual capacity as a debtor and debtor in possession in the Chapter 11 Cases.

45. “Debtors” means, collectively: Chemtura Corporation; A&M Cleaning Products, LLC; Aqua Clear Industries, LLC; ASCK, Inc.; ASEPSIS, Inc.; BioLab Company Store, LLC; BioLab Franchise Company, LLC; BioLab, Inc.; BioLab Textile Additives, LLC; CNK Chemical Realty Corporation; Crompton Colors Incorporated; Crompton Holding Corporation; Crompton Monochem, Inc.; GLCC Laurel, LLC; Great Lakes Chemical Corporation; Great Lakes Chemical Global, Inc.; GT Seed Treatment, Inc.; HomeCare Labs, Inc.; ISCI, Inc.; Kem Manufacturing Corporation; Laurel Industries Holdings, Inc.; Monochem, Inc.; Naugatuck Treatment Company; Recreational Water Products, Inc.; Uniroyal Chemical Company Limited (Delaware); Weber City Road LLC; WRL of Indiana, Inc; and, in the event it files a voluntary petition for relief under chapter 11 of the Bankruptcy Code before the Confirmation Date, Chemtura Canada.

46. “Diacetyl Claim Value” means (a) the estimated aggregate liability of the Debtors in respect of Diacetyl Claims as determined by the Bankruptcy Court through an estimation proceeding before the Effective Date minus (b) Insurance Proceeds, if any, available in respect of Diacetyl Claims as of the Effective Date pursuant to (i) a separate settlement or agreement that has been approved by the Bankruptcy Court as of the Effective Date or (ii) a Final Order by the Bankruptcy Court or other court of competent jurisdiction.

47. “Diacetyl Claims” means, collectively, all Claims against any Debtor or any Non-Debtor Affiliate resulting, directly or indirectly, from alleged injury from exposure to diacetyl, acetoin and/or acetaldehyde, including all Claims for indemnification or contribution relating to alleged injury from exposure to diacetyl, acetoin and/or acetaldehyde.

48. “Diacetyl Recovery Ratio” means the Pro Rata share of the Diacetyl Reserve of: (a) each Allowed Insured Deficiency Claim that is a Diacetyl Claim which is also an Insured Claim or (b) each Allowed Diacetyl Claim that is not an Insured Claim; provided, however, that in no event shall the recovery of any holder of an Allowed Diacetyl Claim exceed 100% through any combination of payments under Insurance Policies or distributions pursuant to this Plan.

49. “Diacetyl Reserve” means the reserve to be created by the Debtors to hold a contribution of Cash from Chemtura Corporation and Chemtura Canada in the amount of the Diacetyl Claim Value, which reserve shall be held for the benefit of holders of Allowed Diacetyl Claims for distribution according to the procedures set forth in Article X.

50. “Diacetyl Trust” means a trust that the Debtors may, at their option, establish for the exclusive benefit of the holders of Diacetyl Claims.

51. “DIP Agent” means Citibank, N.A. or its duly appointed successor, in its capacity as administrative agent under the DIP Loan Agreement.

52. “DIP Claims” means any Claim derived from or based upon the DIP Loan Agreement, including the DIP Revolver Claims and the DIP Term Claims.

53. “DIP Lenders” means the banks, financial institutions and other lender parties to the DIP Loan Agreement from time to time, each in their capacity as such.

54. “DIP Loan Agreement” means that certain Amended and Restated Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of February 3, 2010, among Chemtura Corporation, as borrower, each of the other Debtors, as guarantors, the DIP Agent and the DIP Lenders, as well as any other documents entered into in connection therewith.

55. “DIP Revolver Claims” means any Claim derived from or based upon the DIP Revolver Loan under the DIP Loan Agreement.

56. “DIP Revolver Loan” means the superpriority priming revolver loan and letter of credit facility up to an aggregate principal amount of $150 million made available to the Debtors under section 2.01(b) of the DIP Loan Agreement.

57. “DIP Term Claims” means any Claim derived from or based upon the DIP Term Loan under the DIP Loan Agreement.

58. “DIP Term Loan” means the superpriority priming term loan facility in an aggregate principal amount of up to $300 million made available to the Debtors under section 2.01(a) of the DIP Loan Agreement.

59. “Disbursing Agent” means the Reorganized Debtors or the Entity or Entities chosen by the Reorganized Debtors to make or facilitate distributions pursuant to the Plan, including each of the Indenture Trustees.

60. “Disclosure Statement” means the Disclosure Statement for the Joint Chapter 11 Plan of Chemtura Corporation et al., dated June 17, 2010, including all exhibits and schedules thereto and references therein that relate to the Plan that is prepared, approved by order of the Bankruptcy Court and distributed in accordance with such order of approval.

61. “Disputed” means, with respect to any Claim or Interest, any Claim or Interest that is not yet Allowed.

62. “Disputed Claims Reserve” means the reserve to be created by the Debtors to hold a contribution of Cash and New Common Stock, which reserve shall be held for the benefit of holders of subsequently Allowed Claims for distribution according to the procedures set forth in Article VIII.

63. “Distribution Date” means any of the Initial Distribution Date or the Periodic Distribution Dates.

64. “Distribution Record Date” means, except with respect to publicly traded debt securities, the date that the Confirmation Order is entered by the Bankruptcy Court.

65. “DTC” means The Depository Trust Company.

66. “Effective Date” means the first business day after which all provisions, terms and conditions specified in Section 12.3 have been satisfied or waived pursuant to Section 12.5.

67. “Electing Creditors” means the holders of Allowed Claims in the Participating Creditor Classes who, at the time of voting on the Plan, make a binding election to seek to receive the maximum available percentage of their recovery in the form of Cash or the maximum available percentage of their recovery in the form of New Common Stock.

68. “Electing Creditors’ Pool” means the pool of Cash and New Common Stock that otherwise would be distributable to the Electing Creditors.

69. “Emergence Deadline” means October 15, 2010.

70. “Emergence Incentive Plan” means payments on account of (a) any awards earned under the Bankruptcy Court’s Order (A) Approving the Debtors’ Key Employee Incentive Plan and (B) Authorizing the Debtors to Honor Certain Prepetition Bonus Programs (Docket No. 847), as such awards may be modified or implemented with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld, on terms set forth in the Plan Supplement, and (b) any awards earned under the Bankruptcy Court’s Order Approving the Debtors’ 2010 Key Employee Incentive Plan (Docket No. 2707), as such awards may be modified or implemented with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld, on terms set forth in the Plan Supplement.

71. “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

72. “Environmental Claim” means any Claim by a Governmental Unit against Chemtura Corporation or any of the Subsidiary Debtors arising out of, related to or based upon federal or state environmental laws or regulations, environmental orders, consent decrees and other obligations in connection with (a) sites that are not part of the Debtors’ bankruptcy estates, including previously owned or operated sites that are no longer owned or operated by the Debtors and third-party sites that have never been owned or operated by the Debtors to which the Debtors or their predecessors are alleged to have sent waste or other materials and (b) the Debtors’ owned or operated sites solely to the extent that such Claims arise out of, relate to or are based upon costs expended or paid by a Governmental Unit before the Petition Date or penalties owing to a Governmental Unit for violations of environmental laws or regulations that occurred before the Petition Date.

73. “Environmental Reserve” means the reserve to be created by Chemtura Corporation and the Subsidiary Debtors to hold a contribution of Cash from Chemtura Corporation and the Subsidiary Debtors in an amount to be determined by the Bankruptcy Court or agreed to by the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) and the holders of Disputed Environmental Claims, which reserve shall be held for the benefit of holders of Allowed Environmental Claims for distribution according to the procedures set forth in Article IX.

74. “Environmental Trust” means a trust that the Debtors may, at their option, establish for the exclusive benefit of the holders of Environmental Claims.

75. “Equity Committee” means the official committee of equity security holders of the Debtors appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code by the U.S. Trustee on December 29, 2009 (Docket No. 1676), membership of which was reconstituted on January 7, 2010 and January 12, 2010 (Docket Nos. 1718 and 1748) and as may be further reconstituted from time to time.

76. “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

77. “Exculpated Claim” means any claim related to any act or omission in connection with, relating to or arising out of the Debtors’ in or out of court restructuring efforts, the Chapter 11 Cases, formulation, preparation, dissemination, negotiation or filing of the Disclosure Statement or the Plan or any contract, instrument, release or other agreement or document created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Plan securities, or the distribution of property under the Plan or any other related agreement; provided, however, that Exculpated Claims shall not include any act or omission that is determined in a Final Order to have constituted gross negligence, willful misconduct or fraud. For the avoidance of doubt, no Cause of Action, obligation or liability expressly set forth in or preserved by the Plan or the Plan Supplement constitutes an Exculpated Claim.

78. “Exculpated Party” means each of: (a) the Debtors, the Reorganized Debtors and their Affiliates, (b) the Creditors’ Committee and the current and former members thereof, in their capacity as such; (c) the Indenture Trustees in their capacity as such; (d) the Ad Hoc Bondholders’ Committee and the members thereof, in their capacity as such; (e) with respect to each of the foregoing Entities in clauses (a) through (d), such Entities’ subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners, affiliates and representatives, in each case only in their capacity as such; and (f) the PBGC and its agents, attorneys and financial advisors.

79. “Exculpation” means the exculpation provision set forth in Section 11.5 hereof.

80. “Executory Contract” means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

81. “Exit Credit Facility Agreement” means one or more financing agreements to be executed by the Reorganized Debtors on or before the Effective Date, providing for a senior secured revolving credit facility and, if entered into, a senior secured or unsecured term loan or notes, including any agreements, amendments, supplements or documents related thereto, the substantially final form of which shall be filed as part of the Plan Supplement.

82. “Exit Financing” means, together, (a) a senior secured or unsecured term loan and/or the issuance of senior secured or unsecured notes which, in the aggregate, have a principal amount of $750 million and (b) a senior secured revolver facility up to a principal amount of $250 million entered into pursuant to an Exit Credit Facility Agreement.

83. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice.

84. “General Unsecured Claims” means any Unsecured Claim against any Debtor, unless such Claim is: (a) a 2009 Notes Claim, (b) a 2016 Notes Claim, (c) a 2026 Notes Claim, (d) a Diacetyl Claim, (e) an Environmental Claim, (f) a Prepetition Unsecured Lender Claim, (g) an Unsecured Convenience Claim, (h) an Intercompany Claim (i) an Administrative Claim, (j) a Priority Tax Claim, (k) an Other Priority Claim, (l) a Claim Accrued for Professional Compensation or (m) the portion of any Insured Claim that is not an Insured Deficiency Claim.

85. “Governmental Unit” means any domestic, foreign, provincial, federal, state, local or municipal (a) government, (b) governmental agency, commission, department, bureau, ministry or other governmental entity, (c) natural resource trustee agency or (d) any other governmental unit as defined in section 101(27) of the Bankruptcy Code.

86. “Impaired” means any Claim or Interest in an Impaired Class.

87. “Impaired Class” means a Class that is impaired within the meaning of section 1124 of the Bankruptcy Code. For the avoidance of doubt, Impaired Classes are Class 4a for Chemtura Corporation, Class 4b for each of the applicable Subsidiary Debtors, Classes 5, 6 and 11 for Chemtura Corporation and each of the applicable Subsidiary Debtors, Class 7 for Chemtura Corporation and Great Lakes Chemical Corporation, Classes 8 and 13a for Chemtura Corporation and Class 10 for Chemtura Corporation and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date). For the avoidance of doubt, the only Impaired Class with respect to Chemtura Canada, in the event it becomes a Debtor before the Confirmation Date, will be Class 10.

88. “Incentive Plans” means the Emergence Incentive Plan and the New Incentive Plan.

89. “Indemnification Provision” means each of the indemnification provisions, agreements or obligations currently in place, whether in the bylaws, certificates of incorporation or other formation documents in the case of a limited liability company, board resolutions or employment contracts, for the Debtors and the current and former directors, officers, members (including ex officio members), employees, attorneys, other professionals and agents of the Debtors and such current and former directors, officers and members’ respective Affiliates.

90. “Indemnified Parties” means, collectively, any Debtor and current and former director, officer, member (including ex officio members), employee, attorney, other professional and agent of the Debtors and such current and former directors, officers and members’ respective Affiliates who is the beneficiary of an Indemnification Provision.

91. “Indenture Trustees” means, collectively, the 2009 Notes Indenture Trustee, the 2016 Notes Indenture Trustee and the 2026 Notes Indenture Trustee.

92. “Indentures” means, collectively, the 2009 Notes Indenture, the 2016 Notes Indenture and the 2026 Notes Indenture.

93. “Initial Distribution Date” means the date occurring as soon as reasonably practicable after the Effective Date when distributions under the Plan shall commence.

94. “Insurance Policies” means, collectively, all of the Debtors’ insurance policies.

95. “Insurance Proceeds” the insurance proceeds available to the Debtors or holders of Claims under any of the Insurance Policies.

96. “Insured Claim” means any Claim asserted against a Debtor that is payable or subject to indemnification, in whole or in part, from Insurance Proceeds under one or more of the Insurance Policies.

97. “Insured Deficiency Claim” means the unsecured balance, if any, of an Insured Claim that remains after deducting the amount of Insurance Proceeds available on account of such Insured Claim.

98. “Intercompany Claim” means (a) any Claim held by a Debtor against another Debtor or (b) any Claim held against a Debtor by a Non-Debtor Affiliate that is a direct or indirect subsidiary of Chemtura Corporation.

99. “Interest” means any share of common stock, preferred stock or other instrument evidencing an ownership interest in any of the Debtors, whether or not transferable, and any option, warrant or other right, contractual or otherwise, to acquire any such interest in a Debtor that existed before the Effective Date, any phantom stock or other similar stock unit provided pursuant to the Debtors’ prepetition employee compensation programs and any Claim related to the purchase of interests subject to subordination pursuant to section 510(b) of the Bankruptcy Code.

100. “Interim Compensation Order” means the Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals (Docket No. 112).

101. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

102. “Lien Claim” means any Secured Claim that is not: (a) a DIP Claim or (b) a Prepetition Secured Lender Claim.

103. “Make-Whole Premium” means the claim asserted by certain holders of 2016 Notes and the 2016 Notes Indenture Trustee for obligations, if any, for payment of a make-whole premium or similar damages or prepayment penalties as required in connection with the 2016 Notes Indenture.

104. “Make-Whole Settlement Amount” is $50 million.

105. “New Board” means, with respect to each Reorganized Debtor and New Chemtura, the initial board of directors of such Entity appointed as of the Effective Date, the members of which shall be determined in accordance with Section 5.18.

106. “New By-Laws” means, with respect to each Reorganized Debtor and New Chemtura, the new by-laws of such Entity, the form of which shall be included in the Plan Supplement.

107. “New Certificate of Incorporation” means, with respect to each Reorganized Debtor and New Chemtura, the form of the initial certificate of incorporation of each such Entity, the form of which shall be included in the Plan Supplement.

108. “New Chemtura” means Reorganized Chemtura.

109. “New Chemtura Total Enterprise Value” is $2.05 billion plus, except as otherwise agreed among the Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee in their discretion, total Cash available to satisfy Allowed Unsecured Claims plus the amount of Cash to be retained following the Effective Date (which is expected to be approximately $125 million).

110. “New Common Stock” means a certain number of common shares in the capital of New Chemtura authorized pursuant to the Plan, of which up to 100 million shares shall be initially issued and outstanding pursuant to the Plan as of the Effective Date.

111. “New Employment Agreements” means employment agreements between the Debtors and certain individuals in the Debtors’ senior management, the terms of which shall be included in the Plan Supplement. The individuals and terms are to be agreed to prior to the hearing on the Disclosure Statement.

112. “New Incentive Plan” means the compensation program that will be implemented by the New Board of Chemtura Corporation and will become effective upon the Effective Date, which shall include a stock-based long-term incentive plan and may include other stock-based compensation consistent with the New Employment Agreements that will be adopted and become effective upon the Effective Date as well as a cash-based annual incentive plan consistent with past practice, as to which awards are subject to the approval of the New Board. Certain New Common Stock shall be reserved for issuance under the New Incentive Plan, in addition to shares reserved that may be issued pursuant to the Emergence Incentive Plan, as the Emergence Incentive Plan may be modified, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld, and which modification shall be disclosed in the Plan Supplement. The terms of the New Incentive Plan shall be included in the Plan Supplement. The reserve number and New Incentive Plan terms are to be agreed to prior to the hearing on the Disclosure Statement.

113. “No-Call Penalty” means the claim asserted by certain holders of 2026 Notes and the 2026 Notes Indenture Trustee for obligations, if any, for payment of damages or prepayment penalties in connection with the 2026 Notes Indenture.

114. “No-Call Settlement Amount” is $20 million.

115. “Non-Debtor Affiliate” means any Entity that is either directly or indirectly a wholly-owned subsidiary of Chemtura Corporation that is not or does not become, before the Confirmation Date, a Debtor in the Chapter 11 Cases.

116. “Non-Qualified Pension Arrangements” means the non-qualified pension and other deferred compensation arrangements pursuant to which the Debtors provided benefits to certain executive officers and former executive officers of the Debtors, predecessor companies and other legacy entities whose liabilities and obligations were assumed by the Debtors either contractually or by law, including through past merger and acquisition activity, before the Petition Date.

117. “Notes” means, collectively, the 2009 Notes, the 2016 Notes and the 2026 Notes.

118. “Notes Claims” means, collectively, the 2009 Notes Claims, the 2016 Notes Claims and the 2026 Notes Claims.

119. “Notice and Claims Agent” means Kurtzman Carson Consultants LLC, located at 2335 Alaska Avenue, El Segundo, California 90245, (866) 967-0678, retained as the Debtors’ notice, claims and solicitation agent.

120. “Ordinary Course Professional Order” means the Order Authorizing the Debtors’ Retention and Compensation of Certain Professionals Utilized in the Ordinary Course of Business (Docket No. 181).

121. “Other Priority Claim” means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than: (a) an Administrative Claim or (b) a Priority Tax Claim.

122. “Participating Creditor Classes” means the Classes of Prepetition Unsecured Lender Claims, Notes Claims and General Unsecured Claims (other than General Unsecured Claims against Chemtura Canada, in the event it becomes a Debtor before the Confirmation Date), the holders of which Claims shall receive distributions from the Unsecured Distribution Pool.

123. “PBGC” means the Pension Benefit Guaranty Corporation.

124. “Periodic Distribution Date” means, unless otherwise ordered by the Bankruptcy Court, the first business day that is 120 days after the Initial Distribution Date, and for the first year thereafter, the first business day that is 120 days after the immediately preceding Periodic Distribution Date. After one year following the Distribution Date, the Periodic Distribution Date will occur on the first business day that is 180 days after the immediately preceding Periodic Distribution Date.

125. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

126. “Petition Date” means March 18, 2009.

127. “Plan” means this Joint Chapter 11 Plan of Chemtura Corporation et al., including the Plan Supplement, which is incorporated herein by reference.

128. “Plan Supplement” means the compilation of documents and forms of documents, schedules and exhibits to the Plan to be filed by the Debtors no later than fourteen days before the Confirmation Hearing or such later date as may be approved by the Bankruptcy Court, and additional documents filed with the Bankruptcy Court before the Effective Date as amendments, modifications or supplements to the Plan Supplement, including the following: (a) to the extent known, the identity of the members of the New Boards of New Chemtura and each of the other Reorganized Debtors, as well as the nature and amount of compensation for any member of a New Board who is an “insider” under section 101(31) of the Bankruptcy Code; (b) a list of Executory Contracts and Unexpired Leases to be assumed, together with the proposed Cure Claim amount for each such contract or lease; (c) a list of retained Causes of Action; (d) the form of the Exit Credit Facility Agreement and any other indenture or similar operative credit document setting forth the terms of the Exit Financing; (e) the Corporate Governance Documents;

(f) the elected treatment of Intercompany Claims; (g) the terms of the New Incentive Plan and the terms of the New Employment Agreements; (h) the terms of the coverage under any new D&O Liability Insurance Policies, including the policy or policies providing tail coverage; and (i) to the extent the Disbursing Agent includes an Entity or Entities other than the Reorganized Debtors, the identity of such Entity or Entities.

129. “Prepetition Administrative Agent” means Citibank, N.A. and/or its duly appointed successor, as administrative agent under the Prepetition Credit Agreement.

130. “Prepetition Credit Agreement” means the Credit Agreement, dated as of July 1, 2005, among Chemtura Corporation, as borrower, each of the guarantors named therein, the lenders party thereto and the Prepetition Administrative Agent, as amended by the Amended and Restated Credit Agreement, dated as of July 31, 2007, together with any guarantees and other documents entered into in connection therewith including the Prepetition Security Agreement.

131. “Prepetition Lenders” means those lenders party to the Prepetition Credit Agreement from time to time.

132. “Prepetition Secured Lender Claims” means any Claim derived from or based upon the Prepetition Credit Agreement that is Secured by the “collateral,” as such term is defined in section 2 of the Prepetition Security Agreement, including unpaid reasonable, documented and necessary out-of-pocket fees and expenses of the Prepetition Administrative Agent through and including the Effective Date, all to the extent not previously paid by any of the Debtors.

133. “Prepetition Security Agreement” means the Second Amended and Restated Pledge and Security Agreement, dated as of December 30, 2008, among certain of the Debtors, as grantors, and Citibank, N.A., as agent.

134. “Prepetition Unsecured Lender Claims” means any Claim derived from or based upon the Prepetition Credit Agreement other than the Prepetition Secured Lender Claims.

135. “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

136. “Pro Rata” means, as applicable, the proportion that an Allowed Claim or Interest in a particular Class bears to the aggregate amount of Allowed Claims or Interests in that Class, or the proportion that all Allowed Claims or Interests in a particular Class bear to the aggregate amount of Allowed Claims or Interests in such Class and other Classes entitled to share in the same recovery under the Plan.

137. “Professional” means an Entity: (a) retained pursuant to a Final Order in accordance with sections 327, 363 or 1103 of the Bankruptcy Code and to be compensated for services rendered before or on the Confirmation Date, pursuant to sections 327, 328, 329, 330, 363 and 331 of the Bankruptcy Code or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

138. “Proof of Claim” means a proof of Claim filed against any of the Debtors in the Chapter 11 Cases.

139. “Reinstated” means, with respect to Claims and Interests, the treatment provided for in section 1124 of the Bankruptcy Code.

140. “Rejection Claim” means a Claim arising from the rejection of an Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code.

141. “Releasing Parties” means all Entities who have held, hold or may hold Claims or Interests that have been released pursuant to Sections 11.2, 11.3 or 11.4, discharged pursuant to Section 11.6 or are subject to exculpation pursuant to Section 11.5.

142. “Released Party” means each of: (a) the Debtors, New Chemtura and the other Reorganized Debtors; (b) the current and former directors and officers of the Debtors; (c) the Creditors’ Committee and the current and former members thereof, in their capacity as such; (d) the Indenture Trustees; (e) the Ad Hoc Bondholders’ Committee and the current members thereof, in their capacity as such; (f) the DIP Agent; (g) the DIP Lenders; and (h) with respect to each of the foregoing Entities in clauses (a) through (g), such Entities’ subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners and representatives, in each case, only in their capacity as such; and (i) the PBGC and its agents, attorneys and financial advisors.

143. “Reorganized” means, with respect to the Debtors, any Debtor or any successor thereto, by merger, consolidation or otherwise, on or after the Effective Date.

144. “Rights” means the rights to subscribe for and acquire on the Effective Date New Common Stock in exchange for $100 million in Cash, with such subscription and acquisition to be at a price consistent with the New Chemtura Total Enterprise Value, and in accordance with the other terms and conditions of the Rights Offering as set forth in the Rights Offering Procedures.

145. “Rights Offering” means the offering of the Rights by the Debtors to the holders of Interests in Class 13a for Chemtura Corporation, to the extent such Class votes to accept the Plan.

146. “Rights Offering Deadline” means 5:00 p.m. (EDT) on the date that is 30 days after the Debtors commence the Rights Offering in accordance with the Rights Offering Procedures.

147. “Rights Offering Procedures” means certain procedures setting forth the terms and conditions of the Rights Offering, in substantially the form annexed hereto as Exhibit 1.

148. “Rights Offering Record Date” means [DATE], 2010.

149. “Schedules” means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases and statements of financial affairs filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms.

150. “Secured” means, when referring to a Claim: (a) secured by a Lien on property in which the Estate of the Debtor against which the Claim is asserted has an interest, which Lien is valid, perfected and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, to the extent of the value of the creditor’s interest in the Estate’s interest in such property as determined pursuant to section 506(a) of the Bankruptcy Code; (b) subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the property subject to setoff; or (c) otherwise Allowed pursuant to the Plan as a Secured Claim.

151. “Shortfall Adjustment” means the reduction to the distributions to certain Classes pursuant to the Plan, in the following order: (a) first, distributions to the holders of 2026 Notes Claims on account of the No-Call Settlement Amount; (b) second, distributions to the holders of 2016 Notes Claims on account of the Make-Whole Settlement Amount; (c) third, on a pro rata basis, postpetition interest payments payable to the General Unsecured Claims against Chemtura Corporation and the 2026 Notes Claims, and (d) fourth, on a pro rata basis, payments payable on account of the General Unsecured Claims against Chemtura Corporation and 2026 Notes Claims.

152. “Shortfall Readjustment” means the increase in the distributions to certain Classes pursuant to the Plan, in the following order: (d) first, on a pro rata basis, payments payable on account of the General Unsecured Claims against Chemtura Corporation and 2026 Notes Claims; (b) second, on a pro rata basis, postpetition interest payments payable to the General Unsecured Claims against Chemtura Corporation and the 2026 Notes Claims; (c) third, distributions to the holders of 2016 Notes Claims on account of the Make-Whole Settlement Amount; and (d) fourth, distributions to the holders of 2026 Notes Claims on account of the No-Call Settlement Amount.

153. “Subsidiary Debtors” means all of the Debtors other than Chemtura Corporation and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date).

154. “Unexpired Lease” means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

155. “Unimpaired” means any Claim or Interest that is not designated as Impaired. For the avoidance of doubt, Unimpaired Classes are Classes 1, 2, 3 and 9 for each of the applicable Debtors and Class 4c for Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date).

156. “Unsecured Claims” means any unsecured claim against any Debtor including (a) a General Unsecured Claim, (b) a Prepetition Unsecured Lender Claim, (c) a 2009 Notes Claim, (d) a 2016 Notes Claim, (e) a 2026 Notes Claim, (f) a Diacetyl Claim, (g) an Environmental Claim, (h) an Unsecured Convenience Claim or (i) an Insured Deficiency Claim.

157. “Unsecured Convenience Claims” means any Unsecured Claim against any of the Debtors, except Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date), that, but for being defined as an Unsecured Convenience Claim, would be a General Unsecured Claim, and either (a) is Allowed in an amount of $50,000 or less or (b) is Allowed in an amount greater than $50,000, but is subject to an irrevocable election by the holder thereof to reduce the Allowed amount of the Claim to $50,000 for the purpose of rendering the Claim an Unsecured Convenience Claim.

158. “Unsecured Distribution Pool” means the pool from which distributions shall be made to the Participating Creditor Classes, which pool shall be funded with: (a) available distributable Cash following funding of the Diacetyl Reserve and payment to all holders of Allowed Unsecured Convenience Claims, (b) all proceeds of the Rights Offering, to the extent that Class 13a for Chemtura Corporation votes to accept the Plan and holders of Interests in such Class elect to participate in the Rights Offering and (c) the New Common Stock, subject to reduction solely to the extent that Class 13a for Chemtura Corporation votes to accept the Plan in the amount of the 5% of the New Common Stock made available to holders of Interests in such Class and up to $100 million in value of New Common Stock made available to holders of Interests in such Class in the form of the Rights Offering, and subject to dilution for the Incentive Plans.

159. “U.S. Pension Plans” means the tax-qualified defined benefit pension plans maintained by Chemtura Corporation.

160. “U.S. Trustee” means the United States Trustee for the Southern District of New York.

161. “Waiver Rate” means the interest rate applicable with respect to the Prepetition Credit Agreement as determined pursuant to section 2 of the Waiver and Amendment No. 2 to the Amended and Restated Credit Agreement, dated December 30, 2008, by and among Chemtura Corporation, as borrower, each of the guarantors named therein, the lenders party thereto and the Prepetition Administrative Agent.

1.2	Additional Defined Terms

In the event Chemtura Canada becomes a Debtor before the Confirmation Date, the following defined terms shall apply in addition to (or, where applicable, in the stead of) the defined terms set forth in Section 1.1:

1. “Canadian Case” means the recognition proceedings commenced by Chemtura Canada under Part IV of the Companies’ Creditors Arrangement Act in the Canadian Court.

2. “Canadian Confirmation Order” means the order of the Canadian Court, which shall, among other things, order and declare that the Confirmation Order and this Plan, as they relate to Chemtura Canada, are recognized and shall be implemented and effective in Canada in accordance with their terms.

3. “Canadian Court” means the Ontario Superior Court of Justice (Commercial List).

4. “Canadian Recognition Order” means the order of the Canadian Court, which shall, among other things, order and declare that the Chapter 11 Case for Chemtura Canada is recognized and given full force and effect in Canada.

5. “Chemtura Canada” means Chemtura Canada Company/Cie, in its capacity as a Debtor.

1.3	Rules of Interpretation

For purposes of this Plan: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) any reference herein to a contract, lease, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (c) any reference herein to an existing document or exhibit having been filed or to be filed shall mean that document or exhibit, as it may thereafter be amended, modified or supplemented; (d) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (e) unless otherwise stated, the words “herein,” “hereof” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation hereof; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) any immaterial effectuating provisions may be interpreted by the Reorganized Debtors in a manner that is consistent with the overall purpose and intent of the Plan all without further Bankruptcy Court order.

1.4	Computation of Time

The provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein.

1.5	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction and implementation of the Plan, any agreements, documents, instruments or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated in New York shall be governed by the laws of the jurisdiction of incorporation of the applicable Debtor or Reorganized Debtor, as applicable.

1.6	Reference to Monetary Figures

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided.

1.7	Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

ARTICLE II

ADMINISTRATIVE CLAIMS, PRIORITY TAX CLAIMS, DIP CLAIMS AND STATUTORY FEES

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims and DIP Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III and shall receive the following treatment:

2.1	Administrative Claims

(a)	Administrative Claims

Except with respect to Administrative Claims that are Claims for Accrued Professional Compensation and except to the extent that a holder of an Allowed Administrative Claim and the applicable Debtor (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) or Reorganized Debtor agrees to less favorable treatment to such holder, each holder of an Allowed Administrative Claim shall be paid in full, in Cash, on the later of: (a) the Initial Distribution Date; (b) the first date such Administrative Claim is Allowed or as soon as reasonable practicable thereafter; and (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable.

(b)	Professional Compensation

(i)	Claims for Accrued Professional Compensation

Professionals or other Entities asserting a Claim for Accrued Professional Compensation for services rendered before the Effective Date must file and serve on the Debtors and such other Entities who are designated by the Bankruptcy Rules, the Confirmation Order, the Interim Compensation Order or other order of the Bankruptcy Court an application for final allowance of such Claim for Accrued Professional Compensation no later than 45 days after the Effective Date; provided that the Reorganized Debtors may pay retained Professionals or other Entities in the ordinary course of business after the Effective Date without the need to file a final fee application. Objections to any Claim for Accrued Professional Compensation must be filed and served on the Reorganized Debtors, the Creditors’ Committee, the U.S. Trustee and the requesting party no later than 75 days after the Effective Date.

(ii)	Post- Effective Date Fees and Expenses

Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business, including fees and expenses for the Creditors’ Committee’s Professionals for services rendered post-Effective Date as contemplated by the Plan, if any, without any further notice to any party or action, order or approval of the Bankruptcy Court.

(c)	Administrative Claim Bar Date

Except as otherwise provided in this Section 2.1, requests for payment of Administrative Claims must be filed and served on the Reorganized Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than 60 days after the Effective Date. Holders of Administrative Claims that are required to, but do not, file and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped and enjoined from asserting such Administrative Claims against the Debtors or Reorganized Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be filed and served on the Reorganized Debtors and the requesting party no later than 90 days after the Effective Date. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim previously Allowed by Final Order, including all Administrative Claims expressly Allowed under this Plan.

2.2	Priority Tax Claims

Each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive, on the Distribution Date, at the option of the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld), one of the following treatments: (1) Cash in an amount equal to the amount of such Allowed Priority Tax Claim; (2) Cash in an aggregate amount of such Allowed Priority Tax Claim payable in installment payments over a period of time not to exceed five years after the Petition Date, pursuant to section 1129(a)(9)(C) of the Bankruptcy Code; or (3) such other treatment as may be agreed upon by such holder and the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) or otherwise determined upon an order of the Bankruptcy Court.

2.3	DIP Claims

(a)	DIP Revolver Claims

The DIP Revolver Claims shall be Allowed and deemed to be Allowed Claims in the full amount due and owing under the DIP Revolver Loan, including principal, interest, reasonable fees, reasonable expenses and issued, outstanding and undrawn letters of credit, in each case to the extent required to be paid under the terms of the DIP Loan Agreement. Holders of DIP Revolver Claims will receive, on or as soon as practicable after the Initial Distribution Date, as indefeasible payment in full and final satisfaction of the DIP Revolver Claims, Cash in the full Allowed amount of their Claims, provided, however, that any DIP Revolver Claims representing unfunded letters of credit shall be deemed fully satisfied without any payment in Cash upon such letters of credit being replaced by new letters of credit issued under the Exit Financing.

(b)	DIP Term Claims

The DIP Term Claims shall be Allowed and deemed to be Allowed Claims in the amount of $300 million, plus contingent and unliquidated claims arising under the DIP Refinancing Facility. Holders of DIP Term Claims will receive, on or as soon as practicable after the Initial Distribution Date, as indefeasible payment in full and final satisfaction of the DIP Term Claims, Cash in the full Allowed amount of their Claims.

2.4	Statutory Fees

The Debtors shall pay in full, in Cash, any fees due and owing to the U.S. Trustee, including quarterly fees payable under 28 U.S.C. §1930(a)(6), plus interest due and payable under 31 U.S.C. § 3717 (if any), on all disbursements, including Plan payments and disbursements in and outside the ordinary course of the Debtors’ business at the time of Confirmation. On and after the Effective Date, the Reorganized Debtors shall pay the applicable U.S. Trustee fees for each of the Reorganized Debtors when due in the ordinary course until such time as the Bankruptcy Court enters a final decree in such Reorganized Debtor’s Chapter 11 Case.

2.5	Administrative Claims, Priority Tax Claims and DIP Claims Against Chemtura Canada

This Plan constitutes a pre-arranged Plan for Chemtura Canada in the event it becomes a Debtor before the Confirmation Date. For the avoidance of doubt, in the event Chemtura Canada becomes a Debtor before the Confirmation Date, each holder of an Administrative Claim, Priority Tax Claim or DIP Claim against Chemtura Canada (to the extent there are any such Claims against Chemtura Canada) shall receive the same treatment as the treatment for holders of Administrative Claims, Priority Tax Claims and DIP Claims, respectively, as set forth in this Article II.

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

3.1	Classification of Claims and Interests

Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of Classes of Claims and Interests. A Claim or Interest is placed in a particular Class for the purposes of voting on the Plan and receiving distributions pursuant to the Plan only to the extent that such Claim or Interest has not been paid, released, withdrawn or otherwise settled before the Effective Date.

3.2	Summary of Classification

This Plan constitutes a separate chapter 11 plan of reorganization for each Debtor, each of which shall include the classifications set forth below (and described in more detail in Section 3.3 below), except that Class 7 shall be applicable only to Chemtura Corporation and Great Lakes Chemical Corporation, Class 8 shall be applicable only to Chemtura Corporation and Class 10 shall be applicable only to Chemtura Corporation and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date). For the avoidance of doubt, to the extent a Class contains Allowed Claims or Interests with respect to a particular Debtor, such Class is designated with respect to such Debtor. To the extent there are no Allowed Claims or Interests with respect to a particular Debtor, such Class is deemed to be omitted with respect to such Debtor.

The following chart represents the general classification of Claims and Interests for each Debtor pursuant to the Plan:

Class	Claim	Status	Voting Rights
1	Prepetition Secured Lender Claims	Unimpaired	Permitted to Vote on a Provisional Basis[1]
2	Lien Claims	Unimpaired	Deemed to Accept
3	Other Priority Claims	Unimpaired	Deemed to Accept
4a	General Unsecured Claims Against Chemtura Corporation	Impaired	Entitled to Vote
4b	General Unsecured Claims Against the Subsidiary Debtors	Impaired	Entitled to Vote
4c	General Unsecured Claims Against Chemtura Canada	Unimpaired	Deemed to Accept
5	Prepetition Unsecured Lender Claims	Impaired	Entitled to Vote
6	2016 Notes Claims	Impaired	Entitled to Vote
7	2009 Notes Claims	Impaired	Entitled to Vote
8	2026 Notes Claims	Impaired	Entitled to Vote
9	Unsecured Convenience Claims	Unimpaired	Deemed to Accept
10	Diacetyl Claims	Impaired	Entitled to Vote
11	Environmental Claims	Impaired	Entitled to Vote
12	Intercompany Claims	Impaired	Deemed to Accept
13a	Interests in Chemtura Corporation	Impaired	Entitled to Vote
13b	Interests in the Subsidiary Debtors and Chemtura Canada	Unimpaired / Impaired	Deemed to Accept

[1]

Although the Debtors believe that Class 1 holders of Prepetition Secured Lender Claims are Unimpaired by the terms of the Plan and therefore are deemed to accept the Plan pursuant to 1126(f) of the Bankruptcy Code, such Class shall be permitted to vote to accept or reject the Plan on a provisional basis. The Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee and the Prepetition Administrative Agent reserve all rights with respect to whether holders of Class 1 Prepetition Secured Lender Claims are in fact Unimpaired by the terms of the Plan.

3.3	Treatment of Claims and Interests

To the extent a Class contains Allowed Claims or Interests with respect to any Debtor, the classification of Allowed Claims and Interests is specified below.

(a)	Treatment of Class 1 - Prepetition Secured Lender Claims.

(i)	Allowance: The Prepetition Secured Lender Claims against Chemtura Corporation and each of the Subsidiary Debtors shall be Allowed in the amount of $52.7 million less any amounts attributable to letters of credit that expire undrawn before the Effective Date, plus unpaid postpetition interest, if any, at the Waiver Rate and unpaid reasonable, documented and necessary out-of-pocket fees and expenses of the Prepetition Administrative Agent through and including the Effective Date. Holders of Class 1 Prepetition Secured Lender Claims are not entitled to and will not receive default interest in addition to interest at the Waiver Rate.

(ii)	Treatment: Each holder of a Prepetition Secured Lender Claim will receive, on the Effective Date, in full and final satisfaction of its Prepetition Secured Lender Claim, payment in full in Cash.

(iii)	Voting: Class 1 for Chemtura Corporation and each of the Subsidiary Debtors is Unimpaired; however, holders of Class 1 Prepetition Secured Lenders Claims shall be permitted to vote to accept or reject the Plan on a provisional basis. The Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee and the Prepetition Administrative Agent reserve all rights with respect to whether holders of Class 1 Prepetition Secured Lender Claims are in fact Unimpaired by the terms of the Plan.

(b)	Treatment of Class 2 - Lien Claims.

(i)	Treatment: On or as soon as practicable after the Initial Distribution Date, each holder of an Allowed Claim in Class 2 for each of the applicable Debtors, in full and final satisfaction of its Secured Claim, shall receive one of the following treatments at the option of the applicable Debtor (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld):

A.	payment of the Allowed Claim in full in Cash on the later of the Initial Distribution Date or as soon as practicable after a particular Claim becomes Allowed and, to the extent such allowed Lien Claim is oversecured, interest as applicable pursuant to Section 3.3(n)(i) from and after the later of the date such Lien Claim (I) became due in the ordinary course of business or (II) was invoiced to the applicable Debtor;

B.	such other treatment as may be agreed to by the applicable Debtor and the holder; or

C.	the holder shall retain its Lien on such property and be Reinstated.

(ii)	Voting: Class 2 for each of the applicable Debtors is Unimpaired, and holders of Class 2 Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 2 Lien Claims are not entitled to vote to accept or reject the Plan.

(c)	Treatment of Class 3 - Other Priority Claims.

(i)	Treatment: Each holder of an Allowed Claim in Class 3 for each of the applicable Debtors shall receive, on or as soon as reasonably practicable after the Initial Distribution Date, in full and final satisfaction of its Claim, one of the following treatments on account of such Claim, determined at the option of the applicable Debtor (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld):

A.	payment of the Allowed Claim in full in Cash, plus interest as applicable pursuant to Section 3.3(n)(i), on the later of the Initial Distribution Date or as soon as practicable after such claim becomes Allowed or

B.	such other treatment as may be agreed to by the applicable Debtor.

(ii)	Voting: Class 3 for each of the applicable Debtors is Unimpaired, and holders of Class 3 Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 3 Other Priority Claims are not entitled to vote to accept or reject the Plan.

(d)	Treatment of Class 4 - General Unsecured Claims.

(i)	Treatment of Class 4a for Chemtura Corporation: Each holder of an Allowed Claim in Class 4a for Chemtura Corporation, in full and final satisfaction of its Claim, on or as soon as reasonably practicable after the Initial Distribution Date: (A) shall receive its Pro Rata share (determined with respect to all Claims in Class 4a for Chemtura Corporation and all Claims in Class 8) of the Cash and New Common Stock available in the Unsecured Distribution Pool following payment in full of (or appropriate funding of the Disputed Claims Reserve for) all Claims in Classes 4, 5, 6 and 7 for each of the Subsidiary Debtors, with the distribution of New Common Stock subject to dilution for the Incentive Plans, up to the full amount of its Allowed Claim, plus postpetition interest as applicable pursuant to Section 3.3(n)(i); or (B) will be Reinstated, unless the holder and Chemtura Corporation (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) otherwise agree to a different treatment. Each payment of Cash and New Common Stock shall have an aggregate value equal to the full amount of such holder’s Allowed Claim plus postpetition interest, as applicable, in each case, subject to the applicable Shortfall Adjustment, if any, or the applicable Shortfall Readjustment, if any.

To the extent that insufficient value is available in the Unsecured Distribution Pool to pay all holders of Allowed Claims in Class 4a for Chemtura Corporation, in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), each holder shall be entitled to payment pursuant to Section 8.5 of its Pro Rata share (determined with respect to all Claims in Class 4a for Chemtura Corporation and in Class 8), in accordance with the Shortfall Adjustment and Shortfall Readjustment, if any, of the excess amounts of Cash and New Common Stock, if any, held in the Disputed Claims Reserve, Diacetyl Reserve and Environmental Reserve following liquidation of all Disputed Claims, Diacetyl Claims and Environmental Claims and payment of all formerly Disputed Claims that have become Allowed.

(ii)

Treatment of Class 4b for each of the applicable Subsidiary Debtors: Each holder of an Allowed Claim in Class 4b for each of the applicable Subsidiary Debtors, in full and final satisfaction of its Claim, on or as soon as reasonably practicable after the Initial Distribution Date: (A) shall receive payment from the Cash and New Common Stock available in the Unsecured Distribution Pool, with the distribution of New Common Stock subject to dilution for the Incentive Plans, in the full amount of its Allowed Claim, plus postpetition interest as applicable pursuant to Section 3.3(n)(i); or (B) will be Reinstated, unless the holder and the applicable Debtor (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) otherwise agree to a different treatment.

(iii)	Treatment of Class 4c for Chemtura Canada: Each holder of a Claim in Class 4c for Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) shall, unless the holder of such Claim and Chemtura Canada (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) otherwise agree to a different treatment, and unless otherwise satisfied pursuant to an order of the Bankruptcy Court before the Initial Distribution Date, be paid in full, in Cash, on the later of: (A) the Initial Distribution Date; (B) the first date such Claim is Allowed or as soon as reasonable practicable thereafter; and (C) the date such Allowed Claim becomes due and payable by its terms, or as soon thereafter as is practicable.

(iv)	Voting for Class 4a for Chemtura Corporation: Class 4a for Chemtura Corporation is Impaired. Therefore, holders of Class 4a General Unsecured Claims are entitled to vote to accept or reject the Plan.

(v)	Voting for Class 4b for each of the applicable Subsidiary Debtors: Class 4b for each of the applicable Subsidiary Debtors is Impaired. Therefore, holders of Class 4b General Unsecured Claims are entitled to vote to accept or reject the Plan.

(vi)	Voting for Class 4c for Chemtura Canada: Class 4c for Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) is Unimpaired, and holders of Class 4c Claims against Chemtura Canada are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 4c General Unsecured Claims against Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) are not entitled to vote to accept or reject the Plan.

(vii)	Election for Class 4a for Chemtura Corporation and for Class 4b for each of the applicable Subsidiary Debtors: Each holder of an Allowed Claim in Class 4a for Chemtura Corporation and Class 4b for each of the applicable Subsidiary Debtors shall have the right to make a binding election to seek to receive its recovery in the form of the maximum available percentage of Cash or the maximum available percentage of New Common Stock, to the extent such recovery is available from the Electing Creditors’ Pool, as described in Section 5.9.

(e)	Treatment of Class 5 - Prepetition Unsecured Lender Claims.

(i)	Allowance: The Prepetition Unsecured Lender Claims against Chemtura Corporation and each of the Subsidiary Debtors shall be Allowed in the amount of $118.1 million less any amounts attributable to letters of credit that expire undrawn before the Effective Date, plus unpaid postpetition interest, if any, at the Waiver Rate. Holders of Class 5 Prepetition Unsecured Lender Claims are not entitled to and will not receive default interest in addition to interest at the Waiver Rate.

(ii)	Treatment: Each holder of an Allowed Claim in Class 5 for Chemtura Corporation and each of the Subsidiary Debtors, in full and final satisfaction of its Claim, on or as soon as reasonably practicable after the Initial Distribution Date shall receive payment from the Cash and New Common Stock available in the Unsecured Distribution Pool, with the distribution of New Common Stock subject to dilution for the Incentive Plans, in the full amount of its Allowed Claim, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), provided, however, that any Prepetition Unsecured Lender Claims representing unfunded letters of credit shall be deemed fully satisfied without any payment in the form of Cash or New Common Stock upon such letters of credit being replaced by new letters of credit issued under the Exit Financing.

(iii)	Election: Each holder of an Allowed Claim in Class 5 shall have the right to make a binding election to seek to receive its recovery in the form of the maximum available percentage of Cash or the maximum available percentage of New Common Stock, to the extent such recovery is available from the Electing Creditors’ Pool, as described in Section 5.9.

(iv)	Voting: Class 5 for Chemtura Corporation and each of the Subsidiary Debtors is Impaired. Therefore, holders of Class 5 Prepetition Unsecured Lender Claims are entitled to vote to accept or reject the Plan.

(f)	Treatment of Class 6 - 2016 Notes Claims.

(i)	Allowance: The 2016 Notes Claims against Chemtura Corporation and each of the Subsidiary Debtors shall be Allowed in the amount of $508,263,159 on account of principal and prepetition interest, plus postpetition interest at the contract rate, including amortization of original issue discount, as provided in the 2016 Notes Indenture, plus the Make-Whole Settlement Amount of $50 million, provided, however, that interest shall not apply to or accrue on the Make-Whole Settlement Amount.

(ii)	Treatment: Each holder of an Allowed Claim in Class 6 for Chemtura Corporation and each of the Subsidiary Debtors, in full and final satisfaction of its Claim, on or as soon as reasonably practicable after the Initial Distribution Date shall receive payment from the Cash and New Common Stock available in the Unsecured Distribution Pool, with the distribution of New Common Stock subject to dilution for the Incentive Plans, in the amount of its Allowed Claim, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), with such payment of Cash and New Common Stock having an aggregate value equal to the full amount of such holder’s Allowed Claim plus postpetition interest, as applicable, in each case, subject to the applicable Shortfall Adjustment, if any, or the applicable Shortfall Readjustment, if any.

(iii)	Election: Each holder of an Allowed Claim in Class 6 shall have the right to make a binding election to seek to receive its recovery in the form of the maximum available Cash or the maximum available New Common Stock, to the extent such recovery is available from the Electing Creditors’ Pool, as described in Section 5.9.

(iv)	Voting: Class 6 for Chemtura Corporation and each of the Subsidiary Debtors is Impaired. Therefore, holders of Class 6 2016 Notes Claims are entitled to vote to accept or reject the Plan.

(g)	Treatment of Class 7 for Chemtura Corporation and Great Lakes Chemical Corporation - 2009 Notes Claims.

(i)	Allowance: The 2009 Notes Claims against Chemtura Corporation and Great Lakes Chemical Corporation shall be Allowed in the amount of $374,508,524 on account of principal and pre petition interest, plus all postpetition interest at the contract rate as provided in the 2009 Notes Indenture, and, for the avoidance of doubt, the amount of any original issue discount amortized post petition, which is estimated in the amount of $23,976 as of July 15, 2009.

(ii)

Treatment: Each holder of an Allowed Claim in Class 7 for Chemtura Corporation and Great Lakes Chemical Corporation, in full and final satisfaction of its Claim, on or as soon as reasonably practicable after the Initial Distribution Date shall receive payment from the Cash and New Common Stock available in the Unsecured Distribution Pool, with the distribution of New Common Stock subject to dilution for the Incentive Plans, in the full amount of its Allowed Claim, plus postpetition interest as applicable pursuant to Section 3.3(n)(i).

(iii)	Election: Each holder of an Allowed Claim in Class 7 shall have the right to make a binding election to seek to receive its recovery in the form of the maximum available Cash or the maximum available New Common Stock, to the extent such recovery is available from the Electing Creditors’ Pool, as described in Section 5.9.

(iv)	Voting: Class 7 for Chemtura Corporation and Great Lakes Chemical Corporation is Impaired. Therefore, holders of Class 7 2009 Notes Claims are entitled to vote to accept or reject the Plan.

(h)	Treatment of Class 8 for Chemtura Corporation - 2026 Notes Claims.

(i)	Allowance: Allowance: The 2026 Notes Claims against Chemtura Corporation shall be Allowed in the amount of $151,253,447 on account of principal and prepetition interest, plus postpetition interest at the contract rate, including amortization of original issue discount, as provided in the 2026 Notes Indenture, plus the No-Call Settlement Amount of $20 million, provided, however, that interest shall not apply to or accrue on the No-Call Settlement Amount.

(ii)	Treatment: Each holder of an Allowed Claim in Class 8 for Chemtura Corporation, in full and final satisfaction of its Claim, on or as soon as reasonably practicable after the Initial Distribution Date shall receive its Pro Rata share (determined with respect to all Claims in Class 4a for Chemtura Corporation and all Claims in Class 8) of the Cash and New Common Stock available in the Unsecured Distribution Pool following payment in full of (or appropriate funding of the Disputed Claims Reserve for) all Claims in Classes 4, 5, 6 and 7 for each of the Subsidiary Debtors, with the distribution of New Common Stock subject to dilution for the Incentive Plans, in the amount of its Allowed Claim, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), with such payment of Cash and New Common Stock having an aggregate value equal to the full amount of such holder’s Allowed Claim plus postpetition interest, as applicable, in each case, subject to the applicable Shortfall Adjustment, if any, or the applicable Shortfall Readjustment, if any.

To the extent that insufficient value is available in the Unsecured Distribution Pool to pay all holders of Allowed Claims in Class 8, in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), each holder shall be entitled to payment pursuant to Section 8.5 of its Pro Rata share (determined with respect to all Claims in Class 4a for Chemtura Corporation and in Class 8), in accordance with the Shortfall Adjustment and Shortfall Readjustment, if any, of the excess amounts of Cash and New Common Stock, if any, held in the Disputed Claims Reserve, Diacetyl Reserve and Environmental Reserve following liquidation of all Disputed Claims, Diacetyl Claims and Environmental Claims and payment of all formerly Disputed Claims that have become Allowed.

(iii)	Election: Each holder of an Allowed Claim in Class 8 shall have the right to make a binding election to seek to receive its recovery in the form of the maximum available Cash or the maximum available New Common Stock, to the extent such recovery is available from the Electing Creditors’ Pool, as described in Section 5.9.

(iv)	Voting: Class 8 for Chemtura Corporation is Impaired. Therefore, holders of Class 8 2026 Notes Claims are entitled to vote to accept or reject the Plan.

(i)	Treatment of Class 9 - Unsecured Convenience Claims.

(i)	Treatment: Each holder of an Allowed Unsecured Convenience Claim in Class 9 for Chemtura Corporation and each of the applicable Subsidiary Debtors shall receive, in full and final satisfaction of such Unsecured Convenience Claim, Cash in the amount of its Allowed Unsecured Convenience Claim, plus interest as applicable pursuant to Section 3.3(n)(i).

(ii)	Voting: Class 9 for Chemtura Corporation and each of the applicable Subsidiary Debtors is Unimpaired and holders of Class 9 Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 9 Unsecured Convenience Claims are not entitled to vote to accept or reject the Plan.

(j)	Treatment of Class 10 for Chemtura Corporation and Chemtura Canada - Diacetyl Claims.

(i)	Treatment: Each holder of an Allowed Diacetyl Claim in Class 10 for Chemtura Corporation and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) shall receive, in full and final satisfaction of such holder’s Allowed Diacetyl Claim: (A) payment in Cash on the Effective Date pursuant to a negotiated settlement pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and as approved by order of the Bankruptcy Court or (B) to the extent an Allowed Diacetyl Claim is not subject to a negotiated settlement as of the Effective Date, a distribution from the Diacetyl Reserve in accordance with the procedures set forth in Article X (I) if such Allowed Diacetyl Claim is an Insured Claim, in the amount of such holder’s Allowed Insured Deficiency Claim multiplied by the Diacetyl Recovery Ratio, or (II) if such Allowed Diacetyl Claim is not an Insured Claim, in the amount of such holder’s Allowed Diacetyl Claim multiplied by the Diacetyl Recovery Ratio.

(ii)	Voting: Class 10 for Chemtura Corporation and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) is Impaired. Therefore, holders of Class 10 Diacetyl Claims are entitled to vote to accept or reject the Plan.

(k)	Treatment of Class 11 - Environmental Claims.

(i)	Treatment: Each holder of an Allowed Environmental Claim in Class 11 for Chemtura Corporation and each of the applicable Subsidiary Debtors shall receive one of the following treatments at the option of the applicable Debtor (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld): (A) payment in Cash on the Effective Date or such other treatment as agreed pursuant to a negotiated settlement pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and as approved by order of the Bankruptcy Court, (B) to the extent an Allowed Environmental Claim is not subject to a negotiated settlement as of the Effective Date, a distribution from the Environmental Reserve in Cash in accordance with the procedures set forth in Article IX, in the amount of such holder’s Allowed Environmental Claim or (C) the holder will retain its Environmental Claim, which will be Reinstated.

(ii)	Voting: Class 11 for Chemtura Corporation and each of the applicable Subsidiary Debtors is Impaired. Therefore, holders of Class 11 Environmental Claims are entitled to vote to accept or reject the Plan.

(l)	Treatment of Class 12 - Intercompany Claims.

(i)	Treatment: At the election of the applicable Debtor (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld), Intercompany Claims shall (A) be Reinstated, (B) remain in place subject to certain revised documentation, (C) be modified or cancelled as of the Effective Date, (D) include Cash payments to address the treatment of certain foreign pension obligations of the Company and/or (E) with respect to certain Intercompany Claims in respect of goods, services, interest and other amounts that would have been satisfied in Cash directly or indirectly in the ordinary course of business had they not been outstanding as of the Petition Date, may be settled in Cash in an amount not to exceed $25 million. The Plan Supplement shall set forth the applicable Debtor’s election with respect to the treatment of each Intercompany Claim.

(ii)	Voting: Class 12 for each of the applicable Debtors is Impaired. Holders of Class 12 Intercompany Claims are deemed to accept the Plan.

(m)	Treatment of Class 13 - Interests.

(i)	Treatment of Class 13a for Chemtura Corporation: On and after the Effective Date, all Class 13a Interests in Chemtura Corporation shall be cancelled and shall be of no further force and effect, whether surrendered for cancellation or otherwise, and each holder of an Interest shall receive, in full and final satisfaction of such Interest, on the Effective Date, one of the following treatments:

A.	to the extent that Class 13a for Chemtura Corporation votes to accept the Plan, on or as soon as practicable after the Effective Date, each holder of a share of prepetition common stock or equivalent Interest in Chemtura Corporation shall receive its Pro Rata share (determined with respect to all holders of Interests in Class 13a) of 5% of the New Common Stock, subject to dilution for the New Incentive Plan, and its Pro Rata share of the Rights to participate in the Rights Offering; and

B.	to the extent that Class 13a for Chemtura Corporation votes to reject the Plan, each holder of an Interest shall receive its Pro Rata share (determined with respect to all holders of Interests in Class 13a) of value available for distribution after all Allowed Unsecured Claims have been paid in full in accordance with the terms of this Plan and the Disputed Claims Reserve, Diacetyl Reserve and Environmental Reserve have been established in accordance with the terms of this Plan.

(ii)	Treatment of Class 13b for the applicable Subsidiary Debtors and Chemtura Canada: At the option of the Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld, on the Effective Date, all Class 13b Interests in the applicable Subsidiary Debtors and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) shall remain outstanding, shall be cancelled or shall be transferred pursuant to the Plan, including as set forth in Section 5.22.

(iii)	Voting for Class 13a for Chemtura Corporation: Class 13a for Chemtura Corporation is Impaired. Therefore, holders of Class 13a Interests in Chemtura Corporation are entitled to vote to accept or reject the Plan.

(iv)	Voting for Class 13b for the applicable Subsidiary Debtors and Chemtura Canada: Class 13b for each of the applicable Subsidiary Debtors and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) is Unimpaired or Impaired, and holders of Class 13b Subsidiary Debtor and Chemtura Canada Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Interests in Class 13b for each of the applicable Subsidiary Debtors and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) are not entitled to vote to accept or reject the Plan.

(n)	Treatment Provisions Applicable to All Classes of Unsecured Claims and Interests.

(i)	Payment of Interest: To the extent that the Plan provides for payment of interest to holders of Allowed Unsecured Claim, such interest shall be paid in the same form of consideration as the underlying Allowed Unsecured Claim, and the amount of Allowed interest shall be calculated between the later of the date such Allowed Claim (A) became due in the ordinary course of business or (B) was invoiced to the applicable Debtor, on the one hand, and the Effective Date, on the other hand, with such interest to be payable (except as expressly specified herein) at the federal judgment rate as of the Petition Date or at the contract rate to the extent allowable under applicable law in accordance with the Contract Interest Rate Procedures. For the avoidance of doubt, to the extent interest is payable on a particular Allowed Claim in accordance with the foregoing, the amount of such Allowed Claim shall be increased to include interest.

(ii)	Distribution from the Disputed Claims Reserve, Diacetyl Reserve and Environmental Reserve: To the extent excess Cash or New Common Stock remains in the Disputed Claims Reserve, Diacetyl Reserve or Environmental Reserve following the resolution of all Disputed Claims, Diacetyl Claims and Environmental Claims, such excess Cash or New Common Stock shall be distributed among Claims and Interests as and to the extent provided in Section 8.5.

3.4	Treatment of Claims Against and Interests in Chemtura Canada

This Plan constitutes a pre-arranged Plan for Chemtura Canada in the event it becomes a Debtor before the Confirmation Date. For the avoidance of doubt, in the event Chemtura Canada becomes a Debtor before the Confirmation Date: (a) each holder of a Lien Claim, Other Priority Claim or Intercompany Claim against Chemtura Canada shall receive the same treatment as the treatment for holders of all other Lien Claims, Other Priority Claims and Intercompany Claims, respectively, as set forth in this Article III, (b) each holder of a General Unsecured Claim against Chemtura Canada shall receive the treatment as set forth in Section 3.3(d)(iii), (c) each holder of a Diacetyl Claim against Chemtura Canada shall receive the treatment as set forth in Section 3.3(j) and (d) each holder of an Interest in Chemtura Canada shall receive the same treatment as the treatment for holders of Interests in Subsidiary Debtors as set forth in Section 3.3(m)(ii).

ARTICLE IV

ACCEPTANCE REQUIREMENTS

4.1	Acceptance or Rejection of the Plan

(a)	Voting Class

Class 4a for Chemtura Corporation and Class 4b for each of the applicable Subsidiary Debtors, Classes 5, 6 and 11 for Chemtura Corporation and each of the applicable Subsidiary Debtors, Class 7 for Chemtura Corporation and Great Lakes Chemical Corporation, Classes 8 and 13a for Chemtura Corporation and Class 10 for Chemtura Corporation and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) are Impaired under the Plan and are, therefore, entitled to vote to accept or reject the Plan.

(b)	Presumed Acceptance of the Plan

Classes 1 and 9 for Chemtura Corporation and each of the applicable Subsidiary Debtors, Classes 2 and 3 for each of the applicable Debtors and Class 4c for Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) are Unimpaired under the Plan and are, therefore, conclusively presumed to have accepted the

Plan pursuant to section 1126(f) of the Bankruptcy Code, provided, however, that holders of Class 1 Prepetition Secured Lender Claims shall be permitted to vote to accept or reject the Plan on a provisional basis. Class 12 for each of the Debtors and Class 13b for each of the applicable Subsidiary Debtors and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) are presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code because all holders of Claims in Class 12 for each of the Debtors and holders of Interests in Class 13b for each of the applicable Subsidiary Debtors and Chemtura Canada (in the event it becomes a Debtor before the Confirmation Date) are either Plan proponents or affiliates of Plan proponents.

4.2	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by an Impaired Class of Claims. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. The Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) reserve the right to modify the Plan in accordance with Article XIII hereof to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE V

MEANS FOR IMPLEMENTATION OF THE PLAN

5.1	General Settlement of Claims and Interests

As discussed in detail in the Disclosure Statement and as otherwise provided herein, as one element of, and in consideration for, an overall negotiated settlement of numerous disputed Claims and issues embodied in the Plan, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and in consideration for the classification, Distributions, Releases and other benefits provided under the Plan, the provisions of the Plan shall upon Consummation constitute a good faith compromise and settlement of all Claims, Interests and controversies resolved pursuant to the Plan. Subject to Article VII, all distributions made to holders of Allowed Claims and Interests in any Class are intended to be and shall be final.

5.2	The Creditors’ Committee Action

As discussed in detail in the Disclosure Statement, as set forth in the Confirmation Order and as otherwise provided herein, as one element of, and in consideration for, an overall negotiated settlement of numerous disputed claims and issues embodied in the Plan, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, on the Effective Date of the Plan the Creditors’ Committee will agree to dismiss the Creditors’ Committee Action with prejudice, provided, however, that the Creditors’ Committee reserves all rights to pursue the Creditors’ Committee Action in the event that, for any reason, the Effective Date does not occur.

5.3	The PBGC Settlement

As discussed in detail in the Disclosure Statement, as set forth in the Confirmation Order and as otherwise provided herein, as one element of, and in consideration for, an overall negotiated settlement of numerous disputed claims and issues embodied in the Plan, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, the provisions of the Plan shall constitute a good faith compromise and settlement between the Debtors, the Creditors’ Committee and the PBGC, with the consent of the Ad Hoc Bondholders’ Committee, arising from or related to the disputed Claims and PBGC’s asserted rights of regulatory action, whereby Chemtura Corporation shall make a contribution in the amount of $50 million with respect to its underfunded U.S. pension obligations on the Effective Date, which shall have the effect of reducing later contribution requirements according to statute.

5.4	The CHCI Preferred Stock Settlement

As discussed in detail in the Disclosure Statement, as set forth in the Confirmation Order and as otherwise provided herein, as one element of, and in consideration for, an overall negotiated settlement of numerous disputed claims and issues embodied in the Plan, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and controversies between the Estates and CHCI arising from or related to Great Lakes Chemical Corporation’s ownership of the CHCI Preferred Stock, whereby for all purposes related to distributions and allocated value among the Debtors pursuant to the Plan (and solely for Plan purposes) the CHCI Preferred Stock shall be given effect for 50% of its value.

5.5	The Make-Whole Settlement and the No-Call Settlement

As discussed in detail in the Disclosure Statement, as set forth in the Confirmation Order and as otherwise provided herein, as one element of, and in consideration for, an overall negotiated settlement of numerous disputed claims and issues embodied in the Plan, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, the provisions of the Plan shall constitute (a) a good faith compromise and settlement of all Claims and controversies between the Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee and the 2016 Notes Indenture Trustee arising from or related to the Make-Whole Premium and (b) a good faith compromise and settlement of all Claims and controversies between the Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee and the 2026 Notes Indenture Trustee arising from or related to the No-Call Penalty. The holders of 2016 Notes will be entitled to an Allowed Claim equal to the Make-Whole Settlement Amount. The holders of 2026 Notes will be entitled to an Allowed Claim equal to the No-Call Settlement Amount. The terms of the Make-Whole Settlement and the No-Call Settlement were available to the Debtors by the Creditors’ Committee, the Ad Hoc Bondholders’ Committee, the 2016 Notes Indenture Trustee and the 2026 Notes Indenture Trustee only if the Debtors settled all of the Claims and controversies as a whole on the terms as offered. Postpetition interest will not be paid on the Make-Whole Settlement Amount or the No-Call Settlement Amount.

5.6	The Settlement Regarding the Fees of the Ad Hoc Bondholders’ Committee

As discussed in detail in the Disclosure Statement, as set forth in the Confirmation Order and as otherwise provided herein, as one element of, and in consideration for, an overall negotiated settlement of numerous disputed claims and issues embodied in the Plan, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, notwithstanding any provision in the Plan to the contrary, the Debtors or Reorganized Debtors shall pay in full in Cash within five business days of the Effective Date (unless otherwise provided herein) the reasonable, documented and necessary out-of-pocket fees and expenses incurred by the Ad Hoc Bondholders’ Committee up to an aggregate cap of $7 million, consistent with that certain Plan Support Agreement, dated as of June 17, 2010, among the Debtors, the Creditors’ Committee, members of the Ad Hoc Bondholders’ Committee and certain other holders of Notes Claims, without the need of any party to file fee applications with the Bankruptcy Court.

The Ad Hoc Bondholders’ Committee shall provide the Debtors and the Creditors’ Committee with the invoices (or such other documentation as the Debtors and the Creditors’ Committee may reasonably request) for services rendered on a periodic basis, and in any event no later than fifteen days before the Effective Date. The Debtors and the Creditors’ Committee will have ten business days from receipt of such invoices to review and raise any objections to the reasonableness of the fees or expense items set forth therein. All invoiced fees shall be deemed reasonable if no notice of objection is provided within ten business days of their receipt by the Debtors and the Creditors’ Committee, and if deemed reasonable shall be paid within five business days of the Effective Date (other than for fees and costs incurred in the 60 days prior to the Effective Date, which fees and costs, if not objected to, will be paid within fifteen business days of receipt if the Debtors and the Creditors’ Committee do not object to the reasonableness of such fees). To the extent that the Debtors or the Creditors’ Committee object to any of the fees of the Ad Hoc Bondholders’ Committee, the Debtors shall not be required to pay any disputed portion of such fees until a resolution of such objection is agreed to by the Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, or until issuance of a further order of the Bankruptcy Court upon motion by the Ad Hoc Bondholders’ Committee.

Notwithstanding the foregoing, the Debtors and the Creditors’ Committee acknowledge that they have reviewed the December 19, 2009 retainer agreement between Jones Day and Moelis & Company outlining the fees payable to Moelis & Company for its work in this matter, and hereby agree that the Monthly Fee and the

Restructuring Fee (each as defined therein) are deemed reasonable and will be paid within five business days of the Effective Date; provided, however, that because the Debtors and Creditors’ Committee do not believe it will be necessary for Moelis & Company to provide testimony in this case, any Testimony Fees (as defined in the retainer agreement) are not deemed reasonable at this time, and will be subject to future consideration if and when incurred by the Ad Hoc Bondholders’ Committee, and would not cause the aggregate cap to be increased from $7 million unless specifically and subsequently agreed to by the Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

The Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee expressly agree and acknowledge that pursuant to Bankruptcy Rule 9019 and section 1129(a)(4) of the Bankruptcy Code, because the payment of the Ad Hoc Bondholders’ Committee’s fees is pursuant to the overall settlement underlying the Plan, the sole ground for objecting to any of the Ad Hoc Bondholders’ Committees fees, whether informally or before the Bankruptcy Court or other court of competent jurisdiction, shall be as to matters of reasonableness under section 1129(a)(4) of the Bankruptcy Code.

5.7	Environmental Matters

(a)	Post-Effective Date Environmental Obligations

All environmental obligations owing to Governmental Units relating to sites owned or operated by Chemtura Corporation or the Subsidiary Debtors as of the Effective Date, except those obligations that constitute Environmental Claims on account of costs expended or paid by a Governmental Unit before the Petition Date or penalties owing to a Governmental Unit for violations of environmental laws or regulations that occurred before the Petition Date, shall remain in place after the Effective Date. Nothing in the Plan shall limit, diminish or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action, or other rights with respect to any environmental obligations owing to Governmental Units at owned or operated sites.

(b)	Environmental Adversary Proceeding

Nothing in the Plan shall constitute or be construed as an adjudication or settlement of the disputed issues between the parties to the adversary proceeding [Adv. Case. No. 09-01719] commenced by Chemtura Corporation and the Subsidiary Debtors against certain Governmental Units seeking a declaratory judgment that certain environmental orders and obligations that are or may be asserted against Chemtura Corporation and the Subsidiary Debtors by the Governmental Units with respect to non-owned former sites and non-owned off-site disposal sites are Claims that are dischargeable in the Chapter 11 Cases, which adversary proceeding is currently pending as of the date of the Plan before the United States District Court for the Southern District of New York.

5.8	The Unsecured Distribution Pool

The Unsecured Distribution Pool shall be used to fund (a) the payments pursuant to this Plan of all Allowed Claims in the Participating Creditor Classes, all on the terms set forth herein with respect to each such Class and (b) the Disputed Claims Reserve. To the extent that Class 13a for Chemtura Corporation votes to reject the Plan, any Cash or New Common Stock available in the Unsecured Distribution Pool following the funding described above (which shall include, for the avoidance of doubt, payment of all Allowed Claims in the Participating Creditor Classes in full and with interest in the full Allowed amount), then each holder of an Interest in Class 13a for Chemtura Corporation shall receive its Pro Rata share of such excess Cash and New Common Stock.

To the extent that there is insufficient value available in the Unsecured Distribution Pool to satisfy in full all Allowed Claims in the Participating Creditor Classes pursuant to this Plan, the resulting shortfall in distributable value shall result in the Shortfall Adjustment. Notwithstanding the foregoing, to the extent that additional Cash and New Common Stock become available for distribution after the Initial Distribution Date pursuant to Section 8.5, the resulting distributable value shall result in the Shortfall Readjustment.

5.9	Election of Cash and New Common Stock

Each holder of an Allowed Claim in any Participating Creditor Class (except Classes of Notes Claims) may, at the time of voting upon the Plan, or, with respect to holders of Notes Claims, before the Voting Deadline, whether or not such holder votes on the Plan, make a binding election to seek to receive its recovery in the form of the maximum available percentage of Cash or the maximum available percentage of New Common Stock. To the extent that a creditor makes such an election, the Cash or New Common Stock that otherwise would be distributable to such creditor will be aggregated in the Electing Creditors’ Pool and will be reallocated among all Electing Creditors according to their recovery preferences (with all distributions to be made such that each Electing Creditor receives the aggregate value of consideration it otherwise would be entitled to, in the form of the preferred distribution to the extent possible). Whether and to what extent any Electing Creditor receives an increased percentage of the consideration it requested will depend upon the elections of all holders of Allowed Claims in the Participating Creditor Classes taken as a whole. The failure of a holder to make a binding election to participate in the Electing Creditors’ Pool during the voting period (including the failure to submit a validly executed ballot or other form) will reflect an agreement that such holder will receive its recovery in the Cash-to-New Common Stock ratio reflecting the Cash and New Common Stock in the Unsecured Distribution Pool.

5.10	Exit Financing/Incurrence of New Indebtedness

On the Effective Date, the Reorganized Debtors shall enter into the Exit Credit Facility Agreement and complete the Exit Financing in order to fund distributions under the Plan and to fund the Reorganized Debtors’ business operations, and the Debtors shall be authorized to execute and deliver those documents necessary or appropriate to obtain the Exit Financing, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order or rule or vote, consent, authorization or approval of any person. The terms of the Exit Financing, including sizing, composition, fees, interest rates, and maturity will be reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee and will be market-based.

5.11	Sources of Consideration for Plan Distributions

(a)	Cash Consideration

All Cash consideration necessary for the Reorganized Debtors to make payments or distributions pursuant hereto shall be obtained from the Exit Financing(s) or other Cash on hand of the Debtors, including Cash derived from business operations. Further, the Debtors and the Reorganized Debtors will be entitled to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices and will not violate or otherwise be affected by the terms of the Plan.

(b)	Issuance of New Common Stock

On the Effective Date, New Chemtura shall issue up to 100 million shares of New Common Stock for distribution to the holders of Allowed Claims against or Interests in Class 4a for Chemtura Corporation, Class 4b for each of the applicable Subsidiary Debtors, Classes 5 and 6 for Chemtura Corporation and each of the Subsidiary Debtors, Class 7 for Chemtura Corporation and Great Lakes Chemical Corporation and Classes 8 and 13a for Chemtura Corporation pursuant to the terms set forth herein. All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid and non-assessable. Each distribution and issuance referred to in Article VII shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. The Reorganized Debtors will use their commercially reasonable best efforts to list the New Common Stock on a national securities exchange, with the initial goal of listing on the New York Stock Exchange or NASDAQ by the Effective Date.

5.12	The Rights Offering

(a)	Use of Rights Offering Proceeds

As set forth in Section 3.3(m)(i)A), if Class 13a for Chemtura Corporation votes to accept the Plan, each holder of an Interest in Class 13a for Chemtura Corporation shall receive its Pro Rata share of the Rights to participate in the Rights Offering. The proceeds of the Rights Offering will be used to provide $100 million in Cash (or such lesser amount of proceeds actually achieved, to the extent the Rights Offering is not fully subscribed) funding to the Reorganized Debtors to fund distributions pursuant to the Plan.

(b)	Rights Offering Procedures

If Class 13a for Chemtura Corporation votes to accept the Plan, each holder of an Interest in Class 13a for Chemtura Corporation will be entitled to subscribe for and to acquire the Rights being offered pursuant to the Rights Offering in accordance with the terms of the Rights Offering Procedures, in substantially the form annexed hereto as Exhibit 1. The Rights Offering shall be subject to compliance with the Securities Act of 1933, as amended, including the filing and approval of an appropriate securities registration form with the Securities and Exchange Commission. In the event such registration statement is not effective at the time all conditions precedent to the Plan are satisfied or waived, the Effective Date may be delayed until the effective date of the registration statement. Alternatively, the Debtors will work with the Creditors’ Committee and the Ad Hoc Bondholders’ Committee to explore alternatives that would allow the Effective Date to occur before the effective date of the registration statement.

5.13	Cancellation of Securities and Agreements

On the Effective Date, except as otherwise specifically provided for in the Plan: (1) the obligations of the Debtors under the Prepetition Credit Agreement and the Indentures, and any other certificate, share, note, bond, indenture, purchase right, option, warrant or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Interest (except such certificates, notes or other instruments or documents evidencing indebtedness or obligations of the Debtors that are specifically reinstated pursuant to the Plan), shall be cancelled as to the Debtors, and the Reorganized Debtors shall not have any continuing obligations thereunder and (2) the obligations of the Debtors pursuant, relating or pertaining to any agreements, indentures, certificates of designation, bylaws or certificate or articles of incorporation or similar documents governing the shares (including the CHCI Preferred Stock), certificates, notes, bonds, purchase rights, options, warrants or other instruments or documents evidencing or creating any indebtedness or obligation of the Debtors (except such agreements, certificates, notes or other instruments evidencing indebtedness or obligations of the Debtors that are specifically reinstated pursuant to the Plan) shall be released and discharged; provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, that any such indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders of Prepetition Secured Lender Claims, Prepetition Unsecured Lender Claims, 2009 Notes Claims, 2016 Notes Claims and 2026 Notes Claims (as applicable) to receive distributions under the Plan as provided herein, (b) allowing the Prepetition Administrative Agent and the Indenture Trustees, if applicable, to make distributions under the Plan as provided herein, and deduct therefrom such compensation, fees and expenses due thereunder or incurred in making such distributions and (c) allowing the Prepetition Administrative Agent and the Indenture Trustees to seek compensation and/or reimbursement of fees and expenses in accordance with the terms of this Plan; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan. On and after the Effective Date, all duties and responsibilities of the Prepetition Administrative Agent under the Prepetition Credit Agreement and the Indenture Trustees under the Indentures, as applicable, shall be discharged except to the extent required in order to effectuate the Plan.

5.14	Surrender of Existing Securities

As a condition precedent to receiving any distribution on account of any Note, each record holder of any Notes shall be deemed to have surrendered such Notes or other documentation underlying such Notes and all such surrendered Notes and other documentation shall be deemed to be cancelled in accordance with Section 5.12 of the Plan.

5.15	Section 1145 Exemption

The issuance of the New Common Stock distributed pursuant to the Plan to holders of Claims and Interests shall be authorized under section 1145 of the Bankruptcy Code as of the Effective Date without further act or action by any person, unless required by provision of applicable law, regulation, order or rule. Holders of New Common Stock issued in respect of Allowed Unsecured Claims will be provided with reasonable and customary registration rights, to be set forth in more detail in the Plan Supplement, solely to the extent such New Common Stock may not be transferred without restriction pursuant to Rule 144 or is otherwise not freely saleable under the securities laws notwithstanding section 1145 of the Bankruptcy Code. Additionally, to the extent Class 13a for Chemtura Corporation votes to accept the Plan and the Rights Offering is subscribed in an amount such that the issuance of New Common Stock pursuant to the Rights Offering does not qualify for the statutory exemption from securities law provided under section 1145 of the Bankruptcy Code, a registration of the New Common Stock with the U.S. Securities and Exchange Commission will be required.

5.16	Corporate Existence

Except as otherwise provided herein, in the Corporate Governance Documents or elsewhere in the Plan Supplement, each Debtor, as Reorganized, shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed. The Corporate Governance Documents shall be in the form filed with the Plan Supplement.

5.17	New Certificate of Incorporation and New By-Laws

On or immediately before the Effective Date, New Chemtura and each of the other Reorganized Debtors will file their respective New Certificates of Incorporation with the applicable Secretaries of State and/or other applicable authorities in their respective jurisdictions of incorporation in accordance with the corporate laws of the respective jurisdictions of incorporation. After the Effective Date, New Chemtura and each of the other Reorganized Debtors may amend and restate their respective New Certificates of Incorporation and New By-Laws and other constituent documents as permitted by the laws of their respective jurisdictions of incorporation and their respective New Certificates of Incorporation and New By-Laws. The New Certificates of Incorporation and New By-Laws shall be included in the Plan Supplement and shall be subject to the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld.

5.18	New Chemtura’s and Reorganized Debtors’ Boards of Directors

On the Effective Date, the New Board will consist of 9 directors, one of which shall be the chief executive officer. The Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee shall establish a board selection committee to select 8 members of the New Board of New Chemtura in addition to the chief executive officer. The board selection committee, which shall be advised by an independent search firm, shall be charged with working together to try to reach consensus upon a list of the members of the New Board of New Chemtura. In the event, however, that consensus is not reached by the board selection committee, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee shall, together, be entitled to designate 6 members of the New Board of New Chemtura and the Debtors shall be entitled to designate 2 members of the New Board of New Chemtura. Each designated member of the New Board of New Chemtura shall meet minimum eligibility requirements consistent with service on the board of a public company of comparable size to New Chemtura and the other Reorganized Debtors, with such minimum requirements to be identified by the independent search firm advising the board selection committee.

To the extent known, the identity of the members of the New Boards of New Chemtura and of each of the other Reorganized Debtors and the nature and compensation for any member of a New Board who is an “insider” under section 101(31) of the Bankruptcy Code will be identified in the Plan Supplement but, in any event, shall be disclosed at or before the Confirmation Hearing.

5.19	Officers of New Chemtura and Reorganized Debtors

To the extent known, officers of New Chemtura and each of the other Reorganized Debtors shall be identified in the Plan Supplement but, in any event, shall be disclosed at or before the Confirmation Hearing. Such officers shall serve in accordance with applicable non-bankruptcy law and, to the extent applicable, the New Employment Agreements with New Chemtura and each of the other Reorganized Debtors.

5.20	Employee Benefits

Except as otherwise provided herein, on and after the Effective Date, the Reorganized Debtors may honor, in the ordinary course of business, any prepetition contracts, agreements, policies, programs and plans for, among other things, compensation (other than prepetition equity based compensation related to Interests, which shall receive appropriate compensation as provided for pursuant to the Plan), health care benefits, disability benefits, deferred compensation benefits, travel benefits, vacation benefits, savings plans, severance benefits, welfare benefits, workers’ compensation insurance, life insurance and accidental death and dismemberment insurance for the directors, officers and employees of any of the Debtors who served in such capacity at any time; provided, however, that the Debtors’ or Reorganized Debtors’ performance under any employment agreement will not entitle any person to any benefit or alleged entitlement under any contract, agreement, policy, program or plan that has expired or been terminated before the Effective Date, or restore, reinstate or revive any such benefit or alleged entitlement under any such contract, agreement, policy, program or plan. Nothing herein shall limit, diminish or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action or other rights with respect to any such contracts, agreements, policies, programs and plans, including the Reorganized Debtors’ rights to modify unvested benefits pursuant to their terms.

5.21	Retiree Benefits

All employment, retirement and other agreements or arrangements in place as of the Effective Date with the Debtors’ officers, directors, or employees, who will continue in such capacities or similar capacities after the Effective Date, or retirement income plans and welfare benefit plans for such persons, shall remain in place after the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans; provided, however, that the foregoing shall not apply to any stock-based compensation or incentive plan, agreement, or arrangement existing as of the Petition Date. Nothing in the Plan shall limit, diminish, or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action, or other rights with respect to any such contracts, agreements, policies, programs, and plans. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

Pursuant to the Plan, the Debtors or Reorganized Debtors, as applicable, shall continue the U.S. Pension Plans. The U.S. Pension Plans shall be continued in accordance with their terms, and the Debtors or the Reorganized Debtors, as applicable, shall satisfy the minimum funding standards pursuant to 26 U.S.C. §§ 412 and 430 and 29 U.S.C. §§ 1082 and 1083, be liable for the payment of PBGC premiums in accordance with Title IV of ERISA, 29 U.S.C. §§ 1306 and 1307, subject to any and all applicable rights and defenses of the Debtors, and administer the U.S. Pension Plans in accordance with the provisions of ERISA and the Internal Revenue Code. Notwithstanding any provision of the Plan or the Confirmation Order to the contrary, the U.S. Pension Plans shall be continued and administered in accordance with ERISA and the Internal Revenue Code.

All Non-Qualified Pension Arrangements shall be deemed assumed as of the Effective Date to the extent they are Executory Contracts, or will be Reinstated pursuant to Section 3.3(d)(i)(B) or Section 3.3(d)(ii)(B), as applicable. Any monetary default under the Non-Qualified Pension Arrangements to be so assumed or Reinstated hereunder shall be satisfied in accordance with Section 6.3 or as otherwise may be agreed to by the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) and the beneficiaries of the Non-Qualified Pension Arrangements, and any postpetition interest paid on account of such Claims shall be paid at the federal judgment rate as of the Petition Date.

Assumption or Reinstatement of any Non-Qualified Pension Arrangement pursuant to the Plan or otherwise and payment of postpetition interest in accordance with the preceding sentence shall be deemed to provide full satisfaction of all prepetition Claims arising under any assumed Non-Qualified Pension Arrangement including those set forth in Proofs of Claim Nos. 1973, 1974, 1975, 2046, 2048, 2049, 2081, 2084, 2086, 2088, 2165, 2166, 2167, 2168, 2169, 2170, 2171, 2172, 2173, 2174, 2198, 2199, 2239, 2336, 2337, 2338, 2353, 2355, 9496 and 10234.

5.22	The Incentive Plans

The terms of the Incentive Plans shall be as set forth in the Plan Supplement.

5.23	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated therein, on the Effective Date and all property in each Estate, all Causes of Action (except those released pursuant to the Releases by the Debtors) shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges or other encumbrances (except for Liens, if any, granted to secure the Exit Financing). On and after the Effective Date, except as otherwise provided in the Plan (including, without limitation, the provisions of Section 8.1 of the Plan), each Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims, Interests or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

5.24	Restructuring Transactions

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors intend to simplify and rationalize their corporate structure by eliminating certain entities that are deemed no longer essential to the Reorganized Debtors and may take all actions as may be necessary or appropriate to effect such transactions, including any transaction described in, approved by, contemplated by or necessary to effectuate the Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (4) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law. Prior to the Effective Date, the Debtors shall have obtained the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld, regarding their intentions with respect to the restructuring transactions.

5.25	Corporate Action

Upon the Effective Date, all actions contemplated by the Plan (including the simplification of the Reorganized Debtors’ corporate structure) shall be deemed authorized and approved in all respects, including (1) entry into the New Employment Agreements; (2) selection of the directors and officers of the Reorganized Debtors; (3) the execution of and entry into the Exit Financing; (4) the distribution of the New Common Stock as provided herein; (5) the establishment of the Diacetyl Reserve and the Environmental Reserve and, if elected by the Debtors, the Diacetyl Trust and the Environmental Trust; and (6) all other actions contemplated by the Plan (whether to occur before, on or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the directors or officers of the Debtors or the Reorganized Debtors.

5.26	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors and the managers, officers and members of the boards of directors thereof are authorized to issue, execute, deliver, file or record such contracts, securities, instruments, releases and other agreements or documents related to the foregoing and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan (including the Exit Financing) and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents except for those expressly required pursuant to the Plan. The authorizations and approvals contemplated by this Section 5.26 shall be effective notwithstanding any requirements under non-bankruptcy law.

5.27	Section 1146 Exemption from Certain Taxes and Fees

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property pursuant to the Plan shall not be subject to any stamp tax or other similar tax or governmental assessment in the United States, and the Confirmation Order shall direct and be deemed to direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation instruments or other documents pursuant to such transfers of property without the payment of any such tax or governmental assessment. Such exemption specifically applies, without limitation, to (1) the creation of any mortgage, deed of trust, lien or other security interest; (2) the making or assignment of any lease or sublease; (3) any restructuring transaction authorized by Section 5.24 hereof; or (4) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with the Plan, including: (a) any merger agreements; (b) agreements of consolidation, restructuring, disposition, liquidation or dissolution; (c) deeds; or (d) assignments executed in connection with any transaction occurring under the Plan.

5.28	D&O Liability Insurance Policies

Notwithstanding anything herein to the contrary, as of the Effective Date, the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained herein, Confirmation of the Plan shall not discharge, impair or otherwise modify any obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtors under the Plan as to which no Proof of Claim need be filed. On or before the Effective Date, the Reorganized Debtors shall obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers’ liability insurance policy for the current and former directors, officers and managers for a period of five years, and placed with such insurers, the terms of which shall be set forth in the Plan Supplement.

5.29	Preservation of Rights of Action

In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the Releases by the Debtors provided by Section 11.2 hereof), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, and the Reorganized Debtors’ rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person or Entity on or before the Effective Date (including pursuant to the Releases by the Debtors or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or Consummation.

5.30	Single Satisfaction of Claims

Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claim, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of the Claim. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of Allowed Claims exceed 100% of the underlying Allowed Claim plus applicable interest.

ARTICLE VI

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

6.1	Assumption and Rejection of Executory Contracts and Unexpired Leases

Except as otherwise provided herein, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, each of Chemtura Corporation’s and the Subsidiary Debtors’ Executory Contracts and Unexpired Leases shall be deemed rejected as of the Effective Date, unless such Executory Contract or Unexpired Lease: (1) was assumed or rejected previously by the Debtors; (2) previously expired or terminated pursuant to its own terms; (3) is the subject of a motion to assume filed on or before the Effective Date; or (4) is identified as an Executory Contract or Unexpired Lease to be assumed pursuant to the Plan Supplement before the Effective Date. In the event that Chemtura Canada becomes a Debtor before the Effective Date, each of Chemtura Canada’s Executory Contracts and Unexpired Leases shall be deemed assumed as of the Effective Date.

Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumptions or rejections of such Executory Contracts or Unexpired Leases as set forth in the Plan, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, all assumptions or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall revest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by such order. Notwithstanding anything to the contrary in the Plan, the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify or supplement the list of Executory Contracts and Unexpired Leases identified in the Plan Supplement at any time before the Effective Date. After the Effective Date, the Reorganized Debtors shall have the right to terminate, amend or modify any intercompany contracts, leases or other agreements without approval of the Bankruptcy Court.

6.2	Claims Based on Rejection of Executory Contracts or Unexpired Leases.

All proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, if any, must be filed with the Bankruptcy Court within 30 days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates or their property without the need for any objection by the Reorganized Debtors or further notice to, or action, order or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as Class 4 General Unsecured Claims against the applicable Debtor and shall be treated in accordance with Article III of the Plan. The deadline to object to Claims arising from the rejection of Executory Contracts or Unexpired Leases, if any, shall be the later of (a) 90 days following the date on which such Claim was filed and (b) such other period of limitation as may be specifically fixed by an order of the Bankruptcy Court for objecting to such Claims.

6.3	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed.

Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitations described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases (and the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, whose consent shall not be unreasonably withheld) may otherwise agree. In the event of a dispute regarding (1) the amount of any payments to cure such a default, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. At least fourteen days before the Confirmation Hearing, the Debtors shall distribute, or cause to be distributed, notices of proposed assumption and proposed amounts of Cure Claims to the applicable third parties, which notices shall be in a format reasonably acceptable to the Creditors’ Committee and shall include procedures for objecting to proposed assumptions of Executory Contracts and Unexpired Leases and any amounts of Cure Claims to be paid in connection therewith and resolution of disputes by the Bankruptcy Court. Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption or related cure amount must be filed, served and actually received by counsel to the Debtors and the Creditors’ Committee at least three days before the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount. A list of the Executory Contracts and Unexpired Leases to be assumed and the notices of proposed assumption and proposed amounts of Cure Claims shall be included in the Plan Supplement.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the effective date of the assumption.

6.4	Modifications, Amendments, Supplements, Restatements or Other Agreements.

Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority or amount of any Claims that may arise in connection therewith.

6.5	Reservation of Rights.

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Rejected Executory Contract and Unexpired Lease List, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) or Reorganized Debtors, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

6.6	Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the Debtor or Reorganized Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

6.7	Assumption of Insurance Policies

Notwithstanding anything contained herein, in the Disclosure Statement, the Plan Supplement or the Confirmation Order, on the Effective Date, each of the Insurance Policies shall, as applicable, be deemed assumed to the extent such Insurance Policies are Executory Contracts of the applicable Debtor(s) pursuant to section 365 of the Bankruptcy Code.

ARTICLE VII

PROVISIONS GOVERNING DISTRIBUTIONS

7.1	Total Enterprise Value

Distributions of New Common Stock to Holders of Allowed Claims, and the establishment and maintenance of the Disputed Claims Reserve, Diacetyl Reserve and Environmental Reserve, as described below, shall be based upon, among other things, the New Chemtura Total Enterprise Value. For purposes of distribution, the New Common Stock shall be deemed to have the value assigned to it based upon, among other things, the New Chemtura Total Enterprise Value regardless of the date of distribution.

7.2	Record Date for Distributions

As of the entry of the Confirmation Order, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors or their respective agents shall be deemed closed, and there shall be no further changes made to reflect any new record holders of any Claims or Interests. The Debtors shall have no obligation to recognize any transfer of Claims or Interests occurring on or after the Distribution Record Date.

7.3	Timing and Calculation of Amounts to Be Distributed

Except as otherwise provided in the Plan, on the Effective Date or as soon as reasonably practicable thereafter (or if a Claim or Interest is not an Allowed Claim or Interest on the Effective Date, on the date that such a Claim or Interest becomes an Allowed Claim or Interest, or as soon as reasonably practicable thereafter), each holder of an Allowed Claim or Interest against the Debtors shall receive the full amount of the distributions that the Plan provides for Allowed Claims or Interests in the applicable Class and in the manner provided herein. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a business day, then the making of such payment or the performance of such act may be completed on the next succeeding business day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VIII hereof. Except as otherwise provided herein (including in Section 7.6(a) with respect to Disputed Claims), holders of Claims shall not be entitled to interest, dividends or accruals on the distributions provided for herein, regardless of whether such distributions are delivered on or at any time after the Effective Date.

7.4	Disbursing Agent

Except as otherwise provided herein, all distributions under the Plan shall be made by the Reorganized Debtors as Disbursing Agent or such other Entity designated by the Reorganized Debtors as a Disbursing Agent on the Effective Date. To the extent that any Entity other than the Reorganized Debtors or any of the Indenture Trustees is designated as a Disbursing Agent, such Entity’s designation and service thereunder shall be conditioned upon such Entity posting a bond satisfactory to the Bankruptcy Court.

7.5	Rights and Powers of Disbursing Agent

(a)	Powers of the Disbursing Agent

The Disbursing Agent shall be empowered to: (a) affect all actions and execute all agreements, instruments and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

(b)	Expenses Incurred On or After the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

7.6	Distributions on Account of Claims Allowed After the Effective Date

(a)	Payments and Distributions on Disputed Claims and Interests

Notwithstanding any other provision of the Plan, no distributions shall be made under the Plan on account of any Disputed Claim or Interest, unless and until such Claim or Interest becomes an Allowed Claim or Interest. Distributions made after the Effective Date to holders of Disputed Claims and Interests that are not Allowed Claims and Interests as of the Effective Date but which later become Allowed Claims and Interests shall be deemed to have been made on the Effective Date, provided, however, that to the extent a distribution after the Effective Date to the holder of a Disputed Claim or Interest includes New Common Stock, such New Common Stock shall be distributed together with all post-Effective Date accruals or dividends in connection therewith, and provided, further, that to the extent a Disputed Claim constituting a contract or trade claim arising in the ordinary course of the Debtors’ business becomes an Allowed Claim, such Allowed Claim shall include interest calculated in accordance with the principles set forth in Section 3.3(n)(i).

(b)	Special Rules for Distributions to Holders of Disputed Claims and Interests

Notwithstanding any provision otherwise in the Plan and except as may be agreed to by the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) or the Reorganized Debtors, on the one hand, and the holder of a Disputed Claim or Interest, on the other hand, no partial payments and no partial distributions shall be made with respect to any Disputed Claim or Interest until all Disputed Claims and Interests held by the holder of such Disputed Claim or Interest have become Allowed Claims or Interests or have otherwise been resolved by settlement or Final Order.

7.7	Delivery of Distributions and Undeliverable or Unclaimed Distributions

(a)	Delivery of Distributions in General

Except as otherwise provided in the Plan, distributions to holders of Allowed Claims or Interests shall be made to holders of record as of the Distribution Record Date by the Disbursing Agent: (a) to the signatory set forth on any of the Proof of Claim or Interest filed by such holder or other representative identified therein (or at the last known addresses of such holder if no Proof of Claim or Interest is filed or if the Debtors have been notified in writing of a change of address); (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related Proof of Claim or Interest; (c) at the addresses reflected in the Schedules if no Proof of Claim or Interest has been filed and the Disbursing Agent has not received a written notice of a change of address; or (d) on any counsel that has appeared in the Chapter 11 Cases on the holder’s behalf. Distributions under the Plan on account of Allowed Claims and Interests shall not be subject to levy, garnishment, attachment or like legal process, so that each holder of an Allowed Claim or Interest shall have and receive the benefit of the distributions in the manner set forth in the Plan. None of the Debtors, the Reorganized Debtors and the applicable Disbursing Agent shall incur any liability whatsoever on account of any distributions under the Plan except for gross negligence, willful misconduct or fraud.

Except as otherwise provided in the Plan, all distributions to holders of Prepetition Secured Lender Claims and Prepetition Unsecured Lender Claims shall be governed by the Prepetition Credit Agreement, and shall be deemed completed when made to the Prepetition Administrative Agent, who shall in turn make distributions in accordance with the Prepetition Credit Agreement.

Except as otherwise provided in the Plan, all distributions to holders of Notes Claims shall be governed by the Notes and Indentures, and shall be deemed completed when made to the Indenture Trustees, who shall in turn make distributions in accordance with the Notes and Indentures.

(b)	Fractional Distributions

Whenever any payment of New Common Stock of a fraction pursuant to the Plan would otherwise be required, the actual payment shall reflect a rounding of such fraction to the nearest whole share (up or down), with half or less being rounded down. Whenever any payment of Cash of a fraction of a dollar pursuant to the Plan would otherwise be required, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars or less being rounded down.

(c)	Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made as soon as practicable after such distribution has become deliverable or has been claimed to such holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and forfeited at the expiration of six months from the applicable Distribution Date. After such date, all “unclaimed property” or interests in property shall revert to the Reorganized Debtors (notwithstanding any applicable federal or state escheat, abandoned or unclaimed property laws to the contrary), and the Claim of any holder to such property or Interest in property shall be discharged and forever barred.

7.8	Compliance with Tax Requirements and Allocations

In connection with the Plan and all instruments issued in connection therewith, to the extent applicable, the Reorganized Debtors and the Distribution Agent shall comply with all tax withholding and reporting requirements imposed on them by any federal, state or local taxing authority, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Distribution Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right, in their sole discretion, to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, other spousal awards, Liens, and encumbrances.

For tax purposes, distributions in full or partial satisfaction of Allowed Claims shall be allocated first to the principal amount of Allowed Claims, with any excess allocated to unpaid interest that accrued on such Claims.

7.9	Setoffs

The Debtors and the Reorganized Debtors may withhold (but not set off except as set forth below) from the distributions called for under the Plan on account of any Allowed Claim an amount equal to any claims, equity interests, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the holder of any such Allowed Claim or Interest. In the event that any such claims, equity interests, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the holder of any such Allowed Claim or Interest are adjudicated by Final Order or otherwise resolved, the Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim or Interest and the distributions to be made pursuant hereto on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim or Interest) the amount of any adjudicated or resolved claims, equity interests, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the holder of any such Allowed Claim or Interest, but only to the extent of such adjudicated or resolved amount. Neither the failure to effect such a setoff nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claims, equity interests, rights and Causes of Action that the Debtors or the Reorganized Debtors may possess against any such holder, except as specifically provided herein.

7.10	Claims Paid or Payable by Third Parties

(a)	Claims Paid by Third Parties

The Debtors or the Reorganized Debtors, as applicable, shall reduce in part or in full an Allowed Claim to the extent that the holder of such Allowed Claim receives payment in part or in full on account of such Allowed Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a holder of an Allowed Claim receives a distribution on account of such Allowed Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Allowed Claim, such holder shall, within two weeks of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the holder’s total recovery on account of such Allowed Claim from the third party and under the Plan exceeds the amount of such Allowed Claim as of the date of any such distribution under the Plan.

(b)	Claims Payable by Third Parties

To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim, then immediately upon such insurers’ agreement, such Claim shall be treated as an Allowed Insured Claim to the extent of the insurer’s agreement and may be expunged or reduced without a Claim objection having to be filed and without any further notice to or action, order or approval of the Bankruptcy Court.

(c)	Applicability of Insurance Policies

Except as otherwise provided in the Plan, distributions to holders of Allowed Insured Claims shall be in accordance with the provisions of any applicable Insurance Policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

ARTICLE VIII

PROCEDURES FOR RESOLVING CONTINGENT,

UNLIQUIDATED AND DISPUTED CLAIMS OTHER THAN DIACETYL CLAIMS

8.1	Prosecution of Objections to Claims

The Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld (before the Effective Date), or the Reorganized Debtors (on or after the Effective Date), as applicable, shall have the exclusive authority to file, settle, compromise, withdraw or litigate to judgment any objections to Claims as permitted under the Plan. From and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court if the Allowed amount of such Disputed Claim is equal to or less than $100,000. If, however, the Allowed amount of such Disputed Claim is greater than $100,000, the Reorganized Debtors shall file a notice of the proposed settlement with the Bankruptcy Court. Parties in interest shall have ten days from the filing of such notice to object to the proposed settlement. If no objections are received on or before the tenth day, the Disputed Claim shall be deemed resolved for the amount proposed in the notice. If, however, any objections are made in writing to the proposed settlement, a hearing shall be held before the Bankruptcy Court to resolve such objection. Subject to the procedures set forth herein, the Debtors reserve all rights to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

8.2	Allowance of Claims and Interests

Except as expressly provided herein or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), the Reorganized Debtors after the Effective Date will have and retain any and all rights and defenses held by the Debtors with respect to any Claim as of the Petition Date. All claims of any Entity that owes money to the Debtors shall be disallowed unless and until such Entity pays, in full, the amount it owes the Debtors.

8.3	Disputed Claims Reserve

On the Effective Date (or as soon thereafter as is reasonably practicable), New Chemtura shall deposit in the Disputed Claims Reserve the amount of Cash and New Common Stock that would have been distributed to the holders of all Disputed Unsecured Claims as if such Disputed Unsecured Claims had been Allowed Claims on the Effective Date, with the amount of such Allowed Claims to be determined, solely for the purposes of establishing reserves and for maximum distribution purposes, to be the lesser of (a) the asserted amount of the Disputed Unsecured Claims filed with the Bankruptcy Court, or (if no proof of such Claim was filed) scheduled by the Debtors, (b) the amount, if any, estimated by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code pursuant to Section 8.7 or (c) the amount otherwise agreed to by the Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee and the holder of such Disputed Unsecured Claims for reserve purposes.

8.4	Distributions After Allowance

On the Distribution Date following the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim, except that Claims on account of goods and services shall receive interest for the time period between the Petition Date and the date such Claim becomes Allowed, payable at the contract rate to the extent allowable under law, or, if no allowable contract rate is specified, the federal judgment rate as of the Petition Date.

8.5	Distribution of Excess Amounts in the Disputed Claims Reserve

When all Disputed Claims are resolved and either become Allowed or are disallowed by Final Order, to the extent Cash or New Common Stock remains in the Disputed Claims Reserve after all holders of Disputed Claims that have become Allowed for each of the Debtors have been paid the full amount they are entitled to pursuant to the treatment set forth for the appropriate Class under the Plan, then (a) if Class 13a for Chemtura Corporation has voted to accept the Plan, then holders of Claims in the Participating Creditor Classes (to the extent they have not been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i)) shall receive their Pro Rata share of such remaining Cash and New Common Stock, in accordance with the Shortfall Readjustment, until they have been paid in full with all applicable interest, with any excess Cash returned to the Reorganized Debtors for general corporate use and with any excess New Common Stock being cancelled or held as treasury stock and (b) if Class 13a for Chemtura Corporation has voted to reject the Plan, and if all holders of Claims in the Participating Creditor Classes have been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), each holder of an Interest in Class 13a for Chemtura Corporation shall receive its Pro Rata share of such excess Cash and New Common Stock.

8.6	Property Held in the Disputed Claims Reserve

Each holder of a Disputed Unsecured Claim that ultimately becomes an Allowed Unsecured Claim will have recourse only to the undistributed Cash and New Common Stock held in the Disputed Claims Reserve for satisfaction of the distributions to which holders of Allowed Unsecured Claims are entitled under the Plan, and not to any Reorganized Debtor, their property or any assets previously distributed on account of any Allowed Claim.

8.7	Estimation of Claims

The Debtors and the Creditors’ Committee, in consultation with the Ad Hoc Bondholders’ Committee (before the Effective Date), or Reorganized Debtors (on or after the Effective Date) may, at any time, and from time to time, request that the Bankruptcy Court estimate any Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether an objection was previously filed with the Bankruptcy Court with respect to such Claim, or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Disputed Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim against any party or Entity, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors and the Creditors’ Committee (before the Effective Date) or the Reorganized Debtors (after the Effective Date), may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. All of the objection, estimation, settlement and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, objected to, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

8.8	Deadline to File Objections to Claims

Any objections to Claims shall be filed no later than the Claims Objection Bar Date.

ARTICLE IX

PROCEDURES FOR RESERVING FOR ENVIRONMENTAL CLAIMS

9.1	Formation of Environmental Trust

The Debtors, with the consent of the Creditors’ Committee and Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld (before the Effective Date), or the Reorganized Debtors (on or after the Effective Date), as applicable, shall have the authority to establish an Environmental Trust, and shall be authorized to contribute to such Environmental Trust the Cash that constitutes the Environmental Reserve. To the extent deemed appropriate and helpful by the Reorganized Debtors, the Debtors shall treat and designate such Environmental Trust as a qualified settlement fund pursuant to Treasury Regulation Section 1.468-1B.

9.2	Environmental Reserve

On the Effective Date (or as soon thereafter as is reasonably practicable), and solely to the extent that the Debtors do not reach a negotiated settlement pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code and approved by order of the Bankruptcy Court and that a Disputed Environmental Claim is not Reinstated (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) based upon the applicable Debtor’s election pursuant to Section 3.3(k) of the Plan, Chemtura Corporation and the Subsidiary Debtors shall fully fund the Environmental Reserve with Cash based upon the amount determined by the Bankruptcy Court or agreed to by the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) and the holders of Disputed Environmental Claims.

9.3	Distributions from the Environmental Reserve

To the extent that Chemtura Corporation and the Subsidiary Debtors fund the Environmental Reserve pursuant to Section 9.2, and to the extent that a Disputed Environmental Claim ultimately becomes an Allowed Environmental Claim, distributions (if any) shall be made to the holder of such Allowed Environmental Claim in accordance with the terms of this Plan. On the Initial Distribution Date, the Disbursing Agent shall provide to each holder an of Allowed Environmental Claim a distribution (if any) from the Environmental Reserve equal to its Allowed Environmental Claim, without any interest to be paid on account of such Claim.

9.4	Distribution of Excess Amounts in the Environmental Reserve

When all Environmental Claims are resolved and either become Allowed or are disallowed by Final Order, to the extent Cash remains in the Environmental Reserve after all holders of Environmental Claims that have become Allowed for Chemtura Corporation and each of the Subsidiary Debtors have been paid in full, then (a) if Class 13a for Chemtura Corporation has voted to accept the Plan, then such remaining Cash shall be divided on a Pro Rata basis among holders of Claims in the Participating Creditor Classes (to the extent they have not been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i)) and the Disputed Claims Reserve, until all holders of Claims in the Participating Creditor Classes have been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i)), with any excess to be transferred to, and become a part of, the Disputed Claims Reserve for ultimate distribution pursuant to Article VIII, and (b) if Class 13a for Chemtura Corporation has voted to reject the Plan, any Cash remaining in the Environmental Reserve shall be transferred to, and shall become a part of, the Disputed Claims Reserve for ultimate distribution pursuant to Article VIII, and if all holders of Claims in the Participating Creditor Classes have been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), each holder of an Interest in Class 13a for Chemtura Corporation shall receive its Pro Rata share of such excess Cash.

9.5	Property Held in the Environmental Reserve

Each holder of a Disputed Environmental Claim that ultimately becomes an Allowed Environmental Claim will have recourse only to the Environmental Reserve for satisfaction of the distributions to which holders of Allowed Environmental Claims are entitled under the Plan, and not to any Reorganized Debtor, their property or any assets previously distributed on account of any Allowed Claim.

ARTICLE X

PROCEDURES FOR RESERVING FOR AND RESOLVING DIACETYL CLAIMS

10.1	Formation of Diacetyl Trust

The Debtors, with the consent of the Creditors’ Committee and Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld (before the Effective Date), or the Reorganized Debtors (on or after the Effective Date), as applicable, shall have the authority to establish a Diacetyl Trust, and shall be authorized to contribute to such Diacetyl Trust the Cash that constitutes the Diacetyl Reserve. To the extent deemed appropriate and helpful by the Reorganized Debtors, the Debtors shall treat and designate such Diacetyl Trust as a qualified settlement fund pursuant to Treasury Regulation Section 1.468-1B.

10.2	Objections to Diacetyl Claims

The Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld (before the Effective Date), or the Reorganized Debtors (on or after the Effective Date), as applicable, shall have the exclusive authority to file, settle, compromise, withdraw, or litigate to judgment any objections to Diacetyl Claims as permitted under the Plan. From and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Diacetyl Claim without approval of the Bankruptcy Court if the Allowed amount of such Disputed Diacetyl Claim is equal to or less than $100,000. If, however, the Allowed amount of such Disputed Diacetyl Claim is greater than $100,000, the Reorganized Debtors shall file a notice of the proposed settlement with the Bankruptcy Court. Parties in interest shall have ten days from the filing of such notice to object to the proposed settlement. If no objections are received on or before the tenth day, the Disputed Diacetyl Claim shall be deemed resolved for the amount proposed in the notice. If, however, any objections are made in writing to the proposed settlement, a hearing shall be held before the Bankruptcy Court to resolve such objection. Subject to the procedures set forth herein, the Debtors reserve all rights to resolve any Disputed Diacetyl Claim outside the Bankruptcy Court under applicable governing law.

10.3	Diacetyl Reserve

On the Effective Date (or as soon thereafter as is reasonably practicable), New Chemtura and Chemtura Canada shall fully fund the Diacetyl Reserve with Cash based upon the Diacetyl Claim Value.

10.4	Distributions from the Diacetyl Reserve

To the extent that a Disputed Diacetyl Claim ultimately becomes an Allowed Diacetyl Claim, distributions (if any) shall be made to the holder of such Allowed Diacetyl Claim in accordance with the terms of this Plan. On the Distribution Date following the date that the order or judgment of the Bankruptcy Court allowing any Disputed Diacetyl Claim becomes a Final Order, the Disbursing Agent shall provide to the holder of such Allowed Diacetyl Claim an initial distribution (if any) from the Diacetyl Reserve equal to 50% of: (a) its Allowed Insured Deficiency Claim, if such Diacetyl Claim is an Insured Claim, or (b) its Allowed Diacetyl Claim, if such Diacetyl Claim is not an Insured Claim. In no event shall any interest be paid on account of any such Claim.

On the Distribution Date following the date when (i) all Diacetyl Claims have been either Allowed or disallowed by Final Order and (ii) the amount of the Allowed Insured Deficiency Claim (if applicable) for each Allowed Diacetyl Claim is known, the Disbursing Agent shall distribute from the Diacetyl Reserve to each holder of an Allowed Diacetyl Claim an amount equal to the Diacetyl Recovery Ratio multiplied by: (a) the amount of such holder’s Allowed Insured Deficiency Claim, (if such Diacetyl Claim is an Insured Claim) less any amounts already distributed pursuant to the immediately preceding paragraph; or (b) the amount of such holder’s Allowed Diacetyl Claim (if such Claim is not an Insured Claim) less any amounts already distributed pursuant to the immediately preceding paragraph. If the Diacetyl Reserve does not contain sufficient Cash to make the foregoing distribution to all holders of Allowed Diacetyl Claims, then each holder of an Allowed Diacetyl Claim shall receive on account of its Allowed Insured Deficiency Claim (if such Allowed Diacetyl Claim is an Insured Claim) or its Allowed Diacetyl Claim (if such Allowed Diacetyl Claim is not an Insured Claim), as the case may be, its Pro Rata share of the remaining Cash in the Diacetyl Reserve calculated based upon all Claims participating in the Diacetyl Reserve, less any amounts already distributed pursuant to the immediately preceding paragraph. For the avoidance of doubt, no holder of an Allowed Diacetyl Claim shall receive more than 100% of such Allowed Claim through payments under Insurance Policies or distributions pursuant to this Plan or any combination thereof.

10.5	Distribution of Excess Amounts in the Diacetyl Reserve

When all Diacetyl Claims are resolved and either become Allowed or are disallowed by Final Order, to the extent Cash remains in the Diacetyl Reserve after all holders of Diacetyl Claims that have become Allowed for Chemtura Corporation and Chemtura Canada have been paid in full, then (a) if Class 13a for Chemtura Corporation has voted to accept the Plan, then such remaining Cash shall be divided on a Pro Rata basis among holders of Claims in the Participating Creditor Classes (to the extent they have not been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i)) and the Disputed Claims Reserve, until all holders of Claims in the Participating Creditor Classes have been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i)), with any excess to be transferred to, and become a part of, the Disputed Claims Reserve for ultimate distribution pursuant to Article VIII, and (b) if Class 13a for Chemtura Corporation has voted to reject the Plan, any Cash remaining in the Diacetyl Reserve shall be transferred to, and shall become a part of, the Disputed Claims Reserve for ultimate distribution pursuant to Article VIII, and if all holders of Claims in the Participating Creditor Classes have been paid in full, plus postpetition interest as applicable pursuant to Section 3.3(n)(i), each holder of an Interest in Class 13a for Chemtura Corporation shall receive its Pro Rata share of such excess Cash.

10.6	Property Held in the Diacetyl Reserve

Each holder of a Disputed Diacetyl Claim that ultimately becomes an Allowed Diacetyl Claim will have recourse only to the Diacetyl Reserve and any available Insurance Proceeds for satisfaction of the distributions to which holders of Allowed Diacetyl Claims are entitled under the Plan, and not to any Reorganized Debtor, their property or any assets previously distributed on account of any Allowed Claim.

ARTICLE XI

SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS

11.1	Compromise and Settlement of Claims, Interests and Controversies

Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a holder of a Claim may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and holders of Claims and Interests and is fair, equitable and reasonable. In accordance with the provisions of the Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Entities.

11.2	Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or the Plan Supplement, for good and valuable consideration, including the service of the Released Parties to facilitate the reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, New Chemtura, the Reorganized Debtors and the Estates from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, New Chemtura, the Reorganized Debtors, the Estates or their Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan and Disclosure Statement, or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date, other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes willful misconduct (including fraud) or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any post-Effective Date obligations of any Released Party under the Plan or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, nor does it release any Cause of Action, obligation or liability expressly set forth in or preserved by the Plan or the Plan Supplement. Additionally, nothing in the Chapter 11 Cases, the Confirmation Order, the Plan, the Bankruptcy Code (including section 1141 thereof) or any other document filed in the Chapter 11 Cases shall in any way be construed to discharge, release, limit, or relieve the Debtors, the Reorganized Debtors, or any other party, in any capacity, from any liability or responsibility with respect to the U.S. Pension Plans or any other defined benefit plan under any law, governmental policy, or regulatory provision. PBGC and the U.S. Pension Plans shall not be enjoined or precluded from enforcing such liability or responsibility by any of the provisions of the Plan, Confirmation Order, Bankruptcy Code, or any other document filed in the Chapter 11 Cases.

11.3	Releases by Holders of Claims and Interests

As of the Effective Date, each holder of a Claim or an Interest shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, New Chemtura, the Reorganized Debtors and the Released Parties from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims asserted on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date, other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes willful misconduct (including fraud) or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any post-Effective Date obligations of any party under the Plan or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

11.4	Releases by Holders of Diacetyl Claims

As of the Effective Date, each holder of a Claim in Class 10 shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged Chemtura Canada from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims asserted on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), consisting of, based on or relating to, or in any manner arising from, in whole or in part, any Diacetyl Claim.

11.5	Exculpation

Except as otherwise specifically provided in the Plan or Plan Supplement, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, obligation, Cause of Action or liability for any Exculpated Claim, except for gross negligence or willful misconduct (including fraud), but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors and the Reorganized Debtors (and each of their respective Affiliates, agents, directors, officers, employees, advisors and attorneys) have participated in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan securities pursuant to the Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

11.6	Discharge of Claims and Termination of Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, the distributions, rights and treatment that are provided in the Plan shall be in full and final satisfaction, settlement, release and discharge, effective as of the Effective Date, of all Claims, Interests and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against and Interests in, the

Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Interest based upon such Claim, debt, right or Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such Claim, debt, right or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a Claim or Interest has accepted the Plan. Except as otherwise provided herein, any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed before or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in the Plan.

11.7	Injunction

FROM AND AFTER THE EFFECTIVE DATE, ALL ENTITIES ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER, ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.

FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN ARTICLE XI HEREOF, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THE EXCULPATED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, ACTION OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, INTEREST OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO ARTICLE XI HEREOF.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL ENTITIES WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS OR INTERESTS THAT HAVE BEEN RELEASED PURSUANT TO SECTIONS 11.2, 11.3 OR 11.4, OR DISCHARGED PURSUANT TO SECTION 11.6 OR ARE SUBJECT TO EXCULPATION PURSUANT TO SECTION 11.5, ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE OR ORDER AGAINST SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (3) CREATING, PERFECTING OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH ENTITIES OR THE PROPERTY OR ESTATE OF SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (4) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED, SETTLED OR DISCHARGED PURSUANT TO THE PLAN.

THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTY OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE

CANCELLED, AND THE DEBTORS’ LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.

ALL ENTITIES SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THE DEBTORS’ ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS OR ANY ACT OR OMISSION, TRANSACTION OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

11.8	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

11.9	Protection Against Discriminatory Treatment

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend or refuse to renew a license, permit, charter, franchise or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors or another Entity with whom such Reorganized Debtors have been associated, solely because one of the Debtors has been a debtor under chapter 11, has been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtor is granted or denied a discharge) or has not paid a debt that is dischargeable in the Chapter 11 Cases.

11.10	Release of Liens

Except as otherwise provided herein or in any contract, instrument, release or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title and interest of any holder of such mortgages, deeds of trust, Liens, pledges or other security interests shall revert to the Reorganized Debtor and its successors and assigns.

ARTICLE XII

CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN AND THE EFFECTIVE DATE

12.1	Conditions Precedent to Confirmation

It shall be a condition to Confirmation hereof that the following provisions, terms and conditions shall have been satisfied or waived pursuant to the provisions of Section 12.5.

1. The Bankruptcy Court shall have entered a Final Order, in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, approving the Disclosure Statement with respect to the Plan as containing adequate information within the meaning of section 1125 of the Bankruptcy Code.

2. The Confirmation Order (a) shall be a Final Order in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee and (b) shall include a finding by the Bankruptcy Court that the New Common Stock to be issued on the Effective Date will be authorized and exempt from registration under applicable securities law pursuant to section 1145 of the Bankruptcy Code.

3. The Plan and the Plan Supplement, including any schedules, documents, supplements and exhibits thereto (in each case in form and substance) shall be reasonably acceptable to the Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

12.2	Additional Condition Precedent to Confirmation

In the event Chemtura Canada becomes a Debtor before the Confirmation Date, it shall also be a condition to Confirmation hereof that the following provision, term and condition shall have been satisfied or waived pursuant to the provisions of Section 12.4: The Canadian Recognition Order shall be a Final Order in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

12.3	Conditions Precedent to the Effective Date

It shall be a condition to the Effective Date that the following provisions, terms and conditions shall have been satisfied or waived pursuant to the provisions of Section 12.4.

1. The Bankruptcy Court shall have entered one or more Final Orders (which may include the Confirmation Order) authorizing the assumption and rejection of executory contracts and unexpired leases by the Debtors as contemplated herein.

2. The Exit Financing shall have been executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the consummation thereof shall have been waived by the Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld, or satisfied in accordance with the terms thereof, and funding pursuant to the Exit Financing shall have occurred.

3. The Confirmation Order shall have become a Final Order in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

4. All of the schedules, documents, supplements and exhibits to the Plan shall have been filed in form and substance reasonably acceptable to the Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

5. The Effective Date shall occur no later than October 15, 2010.

12.4	Additional Conditions Precedent to the Effective Date

In the event Chemtura Canada becomes a Debtor before the Confirmation Date, it shall also be a condition to the Effective Date that the following provisions, terms and conditions shall have been satisfied or waived pursuant to the provisions of Section 12.5:

1. The Canadian Recognition Order shall be a Final Order in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

2. The Canadian Confirmation Order shall be a Final Order in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors’ Committee and the Ad Hoc Bondholders’ Committee.

12.5	Waiver of Conditions

The conditions to Confirmation of the Plan and to Consummation of the Plan set forth in this Article XII may be waived at any time by the Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld; provided, however, that the Debtors may not waive entry of the Order approving the Disclosure Statement and the Confirmation Order, and, to the extent Sections 12.2 and 12.4 apply, the Canadian Recognition Order and the Canadian Confirmation Order.

12.6	Effect of Failure of Conditions

If the Consummation of the Plan does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any claims by or Claims against or Interests in the Debtors; (2) prejudice in any manner the rights of the Debtors, any holders of Claims or Interests or any other Entity; or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors, any holders or any other Entity in any respect.

ARTICLE XIII

MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN

13.1	Modification and Amendments

Except as otherwise specifically provided herein, the Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee reserve the right to modify the Plan as to material terms and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not re-solicit votes on such modified Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, the Debtors, with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee expressly reserve their rights to alter, amend or modify materially the Plan with respect to any or all Debtors, one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend or modify the Plan or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan. Any such modification or supplement shall be considered a modification of the Plan and shall be made in accordance with this Article XIII.

13.2	Effect of Confirmation on Modifications

Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

13.3	Revocation or Withdrawal of the Plan

The Debtors reserve the right to revoke or withdraw the Plan before the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer or undertaking of any sort by such Debtor or any other Entity.

ARTICLE XIV

RETENTION OF JURISDICTION

14.1	Jurisdiction of the Bankruptcy Court

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases and all matters, arising out of or related to, the Chapter 11 Cases and the Plan including jurisdiction to:

1. allow, disallow, determine, liquidate, classify, estimate or establish the priority, Secured or Unsecured status or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or Unsecured status, priority, amount or allowance of Claims;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3. resolve any matters related to: (a) the assumption, assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable in any manner and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including Rejection Claims, Cure Claims pursuant to section 365 of the Bankruptcy Code or any other matter related to such Executory Contract or Unexpired Lease; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying or supplementing, after the Effective Date, pursuant to Article VI, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired.

4. ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

5. adjudicate, decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6. adjudicate, decide or resolve any and all matters related to any Cause of Action;

7. adjudicate, decide or resolve any and all matters related to section 1141 of the Bankruptcy Code;

8. enter and enforce any order for the sale of property pursuant to sections 363, 1123 or 1146(a) of the Bankruptcy Code;

9. resolve any avoidance or recovery actions under sections 105, 502(d), 542 through 551 and 553 of the Bankruptcy Code;

10. resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any entity’s obligations incurred in connection with the Plan;

11. resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with or under the Prepetition Security Agreement and related intercreditor agreement;

12. resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with or under the DIP Loan Agreement;

13. resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with or under the Notes;

14. issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with Consummation or enforcement of the Plan;

15. resolve any cases, controversies, suits, disputes or Causes of Action with respect to the discharge, releases, injunctions, exculpations, indemnifications and other provisions contained in Article XI and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;

16. resolve any cases, controversies, suits, disputes or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the holder of a Claim for amounts not timely repaid pursuant to Section 7.10(a);

17. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

18. determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement;

19. adjudicate any and all disputes arising from or relating to distributions under the Plan;

20. consider any modifications of the Plan, cure any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

21. determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

22. hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

23. hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

24. hear and determine all disputes involving the existence, nature or scope of the Debtors’ discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred before or after the Effective Date;

25. enforce all orders previously entered by the Bankruptcy Court;

26. hear any other matter not inconsistent with the Bankruptcy Code; and

27. enter an order concluding or closing the Chapter 11 Cases.

14.2	Jurisdiction of the Bankruptcy Court in the Event Chemtura Canada Becomes a Debtor

In the event Chemtura Canada becomes a Debtor before the Confirmation Date, all disputes involving the rights of a Canadian Entity that is (a) the holder of a Claim against or an Interest in Chemtura Canada, in the event it becomes a Debtor before the Confirmation Date, and (b) not subject to the jurisdiction of the Bankruptcy Court, will be determined by the Bankruptcy Court without prejudice to such Entity’s right to seek to have such dispute heard instead by the Canadian Court. Notwithstanding the foregoing, all such Canadian Entities will be bound by the terms and provisions of this Plan.

ARTICLE XV

MISCELLANEOUS PROVISIONS

15.1	Immediate Binding Effect

Subject to Section 12.3 and Section 12.4 (if applicable), and notwithstanding Bankruptcy Rules 3020(e), 6004(h) or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized

Debtors and any and all holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.

15.2	Additional Documents

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or Reorganized Debtors, as applicable, and all holders of Claims or Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

15.3	Dissolution of Creditors’ Committee and Equity Committee

On the Effective Date, the Creditors’ Committee and the Equity Committee shall dissolve, except: (a) the Creditors’ Committee will remain intact with respect to any pending litigation or contested matter to which the Creditors’ Committee is a party, any appeals filed regarding Confirmation, the resolution of any substantial contribution applications, the resolution of applications for Accrued Professional Compensation and all disputes regarding allowance of Disputed Claims and (b) the Equity Committee will remain intact (i) to the extent that Class 13a for Chemtura Corporation has voted to reject the Plan, with respect to the resolution of applications for Accrued Professional Compensation and all disputes regarding allowance of Disputed Claims, and (ii) to the extent that Class 13a for Chemtura Corporation has voted to accept the Plan, with respect to the resolution of any substantial contribution applications and the resolution of applications for Accrued Professional Compensation. On the Effective Date, subject to the proviso above, the members of the Creditors’ Committee and the Equity Committee shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases. The Reorganized Debtors shall continue to compensate the Creditors’ Committee’s and the Equity Committee’s Professionals for reasonable services provided in connection with any of the foregoing post-Effective Date activities.

15.4	Payment of Fees and Expenses of the Creditors’ Committee, the Equity Committee, the Prepetition Administrative Agent and the Indenture Trustees

Notwithstanding any provision in the Plan to the contrary, the Debtors or Reorganized Debtors shall promptly pay in Cash in full reasonable, documented and necessary out-of-pocket fees and expenses incurred by the members of the Creditors’ Committee, the members of the Equity Committee, the Prepetition Administrative Agent and the Indenture Trustees without the need of such parties to file fee applications with the Bankruptcy Court; provided that each party and its counsel shall provide the Debtors, the Creditors’ Committee and the Equity Committee with the invoices (or such other documentation as the Debtors or another of such parties may reasonably request) for which it seeks payment on or before the Effective Date and provided that the Debtors and the other parties have no objection to such fees, such fees shall be paid within five business days of the Effective Date. To the extent that the Debtors or any of the other parties object to any of the fees and expenses of the members of the Creditors’ Committee, the members of the Equity Committee, the Prepetition Administrative Agent or the Indenture Trustees or their counsel or advisors, the Debtors shall not be required to pay any disputed portion of such fees until a resolution of such objection is agreed to by the Debtors and such party and/or their counsel or a further order of the Bankruptcy Court upon a motion by such party.

15.5	Reservation of Rights

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the Plan, any statement or provision contained in the Plan or any action taken or not taken by any Debtor with respect to the Plan, the Disclosure Statement or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the holders of Claims or Interests before the Effective Date.

15.6	Successors and Assigns

The rights, benefits and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiaries or guardian, if any, of each Entity.

15.7	Service of Documents

After the Effective Date, any pleading, notice or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be served on:

Chemtura Corporation

199 Benson Road

Middlebury, Connecticut 06749

Attn: General Counsel

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn: M. Natasha Labovitz

After the Effective Date, the Debtors may, in their sole discretion, notify Entities that, in order to continue receiving documents pursuant to Bankruptcy Rule 2002, such Entities must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.

15.8	Entire Agreement

Except as otherwise indicated, the Plan and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan.

15.9	Severability of Plan Provisions

If, before Confirmation of the Plan, any term or provision of the Plan is held by the Bankruptcy Court or any other court exercising jurisdiction to be invalid, void or unenforceable, the Bankruptcy Court or other court exercising jurisdiction shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the consent of the Debtors’ and consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee (which consent shall not be unreasonably withheld); and (3) nonseverable and mutually dependent.

15.10	Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be available upon request to the Debtors’ counsel, by contacting Anna del Rosario, Kirkland & Ellis LLP, 601

Lexington Avenue, New York, NY 10022, Telephone: (212) 446-3487, email: anna.delrosario@kirkland.com, at the Bankruptcy Court’s web site at http://ecf.nysb.uscourts.gov or at the website of the Notice and Claims Agent, at www.kccllc.net/chemtura. To the extent any exhibit or document is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the non-exhibit or non-document portion of the Plan shall control.

15.11	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code and any applicable non-bankruptcy law, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale and purchase of Plan securities offered and sold under the Plan, and, therefore, will have no liability for the violation of any applicable law, rule or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale or purchase of the New Common Stock offered and sold under the Plan.

15.12	Closing of Chapter 11 Cases

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Case, file with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Cases.

15.13	Conflicts

Except as set forth in the Plan, to the extent that any provision of the Disclosure Statement or any other order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements or amendments to any of the foregoing), conflict with or are in any way inconsistent with any provision of the Plan, the Plan shall govern and control; provided, however, that if there is a conflict between this Plan and a Plan Supplement document, the Plan Supplement document shall govern and control.

15.14	Insurance Neutrality

Unless otherwise expressly agreed to by an insurer in writing, notwithstanding any provision in the Plan, the Confirmation Order or any other Plan document, nothing contained in any such documents or in this paragraph shall impose, or shall be deemed or construed to impose, any obligation on any insurer to provide a defense for, settle, or pay any judgment with respect to, any Claim, including any Insured Claim; rather, an insurer’s obligations, if any, with respect to any Claim, including any Insured Claim, shall be determined solely by and in accordance with the allegedly applicable Insurance Policies.

Unless otherwise expressly agreed to by an insurer in writing, nothing in the Plan, the Confirmation Order or any other Plan document shall diminish or impair, or be deemed to diminish or impair, the rights of any insurer to assert any claim, including any claim for contribution or subrogation, defense, right, setoff or counterclaim in connection with any Claim, including any Insured Claim, or any of the Insurance Policies. Without limiting the generality of the foregoing, nothing in the Plan, the Confirmation Order or any other Plan document shall, under any theory, (1) constitute a trial, an adjudication on the merits or evidence establishing the liability of any insurer in subsequent litigation for any Claim, including any Insured Claim, or under any of the Insurance Policies, (2) constitute, or be deemed to constitute, a determination of the reasonableness of the amount of any Claim, including any Insured Claim, either individually or in the aggregate with other Claims, (3) be deemed to grant to any Person any right to sue any insurer directly, in connection with a Claim, including any Insured Claim, or any of the Insurance Policies, (4) constitute a finding or determination that any Debtor is a named insured, additional insured or insured in any other way under any of the Insurance Policies, or (5) that any insurer has any defense or indemnity obligation with respect to any Claim or Insured Claim. It is the intent of this Plan that insurers shall retain, and be permitted to assert, (y) all of their rights and defenses with respect to coverage of any Claim, including any Insured Claim, notwithstanding any provision of the Plan, the Confirmation Order or any other Plan document, and (z) all of the Debtors’ defenses to liability in connection with any Claim, including any Insured Claim, and that the Insurers’

rights to assert all such underlying defenses to liability and all such defenses to coverage of any Claim, including any Insured Claim, will not be impaired in any way by the Plan, the Confirmation Order or any other Plan document.

Except as expressly set forth therein, nothing in the Plan, the Confirmation Order or any other Plan document shall diminish or impair any of the rights and defenses of the Debtors or the Reorganized Debtors, if any, both legal and equitable, with respect to the Insurance Policies.

[Remainder of page intentionally left blank.]

Dated: August 4, 2010

Respectfully submitted,

Chemtura Corporation

By:
Stephen C. Forsyth
Executive Vice President and
Chief Financial Officer

BioLab Company Store, LLC
BioLab Franchise Company LLC

By:
Stephen C. Forsyth
Manager

GLCC Laurel, LLC

By:
Billie S. Flaherty
Vice President

A&M Cleaning Products, LLC
Aqua Clear Industries, LLC
ASCK, Inc.
ASEPSIS, Inc.
BioLab Textile Additives, LLC
Bio-Lab Inc.
CNK Chemical Realty Corp.
Crompton Colors Incorporated
Crompton Holding Corporation
Crompton Monochem, Inc.
Great Lakes Chemical Corporation
Great Lakes Chemical Global, Inc.
GT Seed Treatment, Inc.
HomeCare Labs, Inc.
ISCI, Inc.
Kem Manufacturing Corporation
Laurel Industries Holdings, Inc.
Monochem, Inc.
Naugatuck Treatment Company
Recreational Water Products, Inc.
Uniroyal Chemical Company Limited (Delaware)
Weber City Road LLC
WRL of Indiana, Inc.

By:
Robert J. Cicero
Secretary

Chemtura Canada Co./Cie

By:
Noel C. Blake
Regional Comptroller
Canada and Latin America

Prepared by:

Richard M. Cieri
M. Natasha Labovitz
Craig A. Bruens
Dana Yankowitz
KIRKLAND & ELLIS LLP
601 Lexington Avenue
New York, New York 10022-4611
Telephone:	(212) 446-4800
Facsimile:	(212) 446-4900

Counsel to the Debtors and Debtors in Possession

Exhibit 1

Rights Offering Procedures

Rights Offering Procedures1

1.	Introduction

As set forth in Section 3.3(m)(i)A) of the Plan, to the extent that Class 13a for Chemtura Corporation votes to accept the Plan, each holder of a share of common stock or equivalent Interest in Chemtura Corporation (each, an “Eligible Holder”) as of the Rights Offering Record Date shall receive the right, but not the obligation, to purchase its Pro Rata share of 7.38 million shares of New Common Stock (the “Rights Offering”) exercisable pursuant to the rights offering subscription exercise form, substantially in the form attached as Exhibit 17 to the Order (A) Fixing Dates and Deadlines Related to Confirmation of the Plan; (B) Approving Procedures for Soliciting And Tabulating the Votes on, and for Objecting to, the Plan; (C) Approving Rights Offering Procedures; and (D) Approving the Manner and Form of Notices and Documents Relating to the Plan (Docket No. [XX]) (the “Rights Exercise Form”). The Rights Exercise Form will be sent to each Eligible Holder 30 days before the deadline established by the Debtors for expiration of the rights offering (the “Rights Offering Deadline”). Such Rights Exercise Form will indicate the price per share of New Common Stock (the “Rights Exercise Price”) payable in connection with the Rights Offering.

Each Eligible Holder shall have the right to purchase up to its Pro Rata share of New Common Stock (the “Initial Rights”) subject to the Rights Offering. Each Eligible Holder’s Pro Rata share will be based upon the following equation:

(Shares of common stock or
equivalent Interest held as of the	x [XX][2] =	(Maximum Number of Initial Rights -
Rights Offering Record Date)		Round Down to the Nearest Whole Number)

In addition, the Rights Exercise Form will provide that Eligible Holders that have exercised their full Pro Rata share of Initial Rights may indicate the amount of additional Rights (the “Additional Rights,” and, together with the Initial Rights, the “Rights”) that they commit to exercise in the event that the Eligible Holders do not exercise their Initial Rights to purchase all of the New Common Stock available pursuant to the Rights Offering (an “Under-Subscription”) as of the Rights Offering Deadline. In the event of an Under-Subscription, Eligible Holders that elected to exercise Additional Rights will be entitled to purchase a number of additional shares of New Common Stock in an amount equal to the number of Additional Rights specified on each Eligible Holder’s Rights Exercise Form; provided, however, that in the event that Eligible Holders, in the aggregate, attempt to exercise more Additional Rights than are available for all Eligible Holders electing to exercise Additional Rights, Eligible Holders will only be able to exercise their Pro Rata share of Additional Rights (as determined by the Rights Participation Amounts of all such properly exercising Eligible Holders).

After the Rights Offering Record Date, each Eligible Holder that is a registered holder will be sent a Rights Exercise Form and each nominee (a “Nominee”) representing beneficial owners will be sent Rights Exercise Forms for the beneficial owners the Nominee represents, which shall enable such Eligible Holder or Nominee (on behalf of beneficial owners that are Eligible Holders) to elect to purchase New Common Stock. The Rights Exercise Form shall contain related instructions for the proper completion, due execution, and timely delivery of the Rights Exercise Form along with payment by an Eligible Holder or a Nominee (who is responding on behalf of beneficial owners) to the Subscription Agent. An Eligible Holder’s election to exercise Rights will be binding upon such Eligible Holder and irrevocable.

[1]	Capitalized terms not otherwise defined herein shall have the meanings set forth in the Disclosure Statement.
[2]	[Amount to be inserted will be calculated by dividing the number of shares of New Common Stock subject to the Rights Offering by the total of all Eligible Holders’ Rights Participation Amounts].

Each Right can be exercised for one share of New Common Stock. No Eligible Holder will be granted or allowed to exercise any fractional Rights.

“Disclosure Statement” means the Disclosure Statement for the Joint Chapter 11 Plan of Chemtura Corporation et al., dated June 17, 2010, as may be modified, amended or supplemented from time to time, including all exhibits and schedules thereto and references therein that relate to the Plan that is prepared, approved by order of the Bankruptcy Court and distributed in accordance with such order of approval.

“Subscription Agent” means Epiq Bankruptcy Solutions, in its capacity as such.

“Rights Offering Record Date” means the business day before the date on which the Debtors first send the Rights Exercise Forms to Eligible Holders pursuant to the terms of the Plan and these Rights Offering Procedures.

“Rights Participation Amount” means, for each Eligible Holder, the amount of the shares of common stock or equivalent Interest listed on the Rights Exercise Form sent to such Eligible Holder, which shall reflect the amount of the Eligible Holder’s shares of common stock or equivalent Interest for voting purposes, or the amount adjudicated in an order of the Bankruptcy Court obtained by the Eligible Holder of the shares of common stock or equivalent Interest at least five days before the Rights Offering Deadline.

Notwithstanding anything contained in the Plan to the contrary, under no circumstances shall any holder of shares of common stock or equivalent Interest that is not entitled to vote on the Plan have any Rights with respect to such shares of common stock or equivalent Interest. Notwithstanding anything contained in the Plan to the contrary, in the event that Class 13a for Chemtura Corporation votes to reject the Plan, under no circumstances shall any holder of shares of common stock or equivalent Interest in Chemtura Corporation have any Rights with respect to such shares of common stock or equivalent Interest, all Rights Exercise Forms received by the Subscription Agent shall be null and void and any payments received by the Subscription Agent will be refunded, without interest, to the Eligible Holders as soon as reasonably practicable after the Effective Date.

Before exercising any Rights, Eligible Holders should read the Disclosure Statement, including the section entitled “Risks Related to the Debtors’ Businesses” and the New Chemtura Total Enterprise Value contained therein.

The issuance of the New Common Stock will be registered under the Securities Act of 1933, as amended, and applicable state, local or foreign laws, or issued without registration in reliance on the exemption set forth in section 1145 of the Bankruptcy Code.

2.	Commencement/Expiration of the Rights Offering

The Rights Offering shall commence on the day upon which the Rights Exercise Forms are mailed to Eligible Holders. The Rights Offering shall expire on the Rights Offering Deadline. Each Eligible Holder intending to participate in the Rights Offering must affirmatively elect to exercise its Rights on or prior to the Rights Offering Deadline in accordance with the procedures set forth herein.

3.	Exercise of Rights

Exercise of and Payment for Initial Rights

Each Eligible Holder may designate on its Rights Exercise Form whether it wishes to exercise its Initial Rights. For those Eligible Holders holding shares through a Nominee, to exercise its Rights, such Eligible Holder must provide instructions to its bank, broker, or other nominee or agent. The bank, broker, or other nominee or agent, in turn, must then convey the instruction to the Subscription Agent on or before the Rights Offering Deadline through the Automated Subscription Offer Program of The Depository Trust Company (“DTC”).

2

To exercise its Initial Rights, each Eligible Holder or Nominee on behalf of an Eligible Holder must pay or arrange for payment of the total exercise price to be paid based upon the Rights Exercise Price (the “Initial Rights Total Exercise Price”) to the Subscription Agent on or before the Rights Offering Deadline, or payment by DTC to the Subscription Agent.

If the Subscription Agent for any reason does not timely receive from or on behalf of the participating Eligible Holder a duly completed Rights Exercise Form and immediately available funds by wire transfer in an amount equal to the Initial Rights Total Exercise Price for such Eligible Holder, or payment by DTC, such Eligible Holder shall be deemed to have relinquished and waived its Initial Rights.

Exercise of and Payment for Additional Rights

Any Eligible Holder (whether a registered holder or through a Nominee) that exercises all of its Initial Rights may indicate on its Rights Exercise Form how many additional shares of New Common Stock such Eligible Holder wishes to purchase through the exercise of Additional Rights, provided, however, that an Eligible Holder shall only be entitled to Additional Rights to the extent that the Rights Offering is Under-Subscribed. Election and payment for Additional Rights must be made at the same time and under the same terms and conditions as the election and payment for Initial Rights.

Disputes, Waivers and Extensions

Any and all disputes concerning the timeliness, viability, form and eligibility of any exercise of Rights shall be addressed in good faith by the Debtors (in consultation with the Creditors’ Committee and the Ad Hoc Bondholders’ Committee), subject to a final and binding determination by the Bankruptcy Court. The Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld), subject to Bankruptcy Court approval, may seek to waive any defect or irregularity, or permit a defect or irregularity to be corrected within such times as they may determine in good faith to be appropriate, or reject the purported exercise of any Rights. The Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) reserve the right, but are under no obligation, to give notice to any Eligible Holder or Nominee regarding any defect or irregularity in connection with any purported exercise of Rights by such Eligible Holder and the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) may, but are under no obligation, permit such defect or irregularity to be cured within such time as they may determine in good faith, subject to Bankruptcy Court approval, to be appropriate; provided, however, that none of the Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee or the Subscription Agent shall incur any liability for failure to give such notification.

The Debtors, with the approval of the Bankruptcy Court, may extend the duration of the Rights Offering or adopt additional detailed procedures to more efficiently administer the distribution and exercise of the Rights.

Funds

The proceeds of the Rights Offering (the “Rights Offering Funds”) will be used to provide $100 million in Cash (or such lesser amount of proceeds actually achieved, in the event of an Under-Subscription) funding to the Reorganized Debtors to fund distributions pursuant to the Plan.

The Rights Offering Funds shall be deposited and held by the Subscription Agent in escrow pending the Effective Date in an account or accounts (a) which shall be separate and apart from the Subscription Agent’s general operating funds and any other funds subject to any lien or any cash collateral arrangements and (b) which segregated account or accounts will be maintained for the purpose of holding the money for administration of the Rights Offering until the Effective Date. The Subscription Agent shall not use the Rights Offering Funds for any other purpose before the Rights Offering Deadline and shall not encumber or permit the Rights Offering Funds to be encumbered by any lien or similar encumbrance.

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Waiver

Each Eligible Holder that participates in the Rights Offering shall be deemed by virtue of such participation, to have waived and released, to the fullest extent permitted under applicable law, all rights, claims or causes of action against the Debtors, the Reorganized Debtors and the Subscription Agent and each of their subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners and representatives arising out of or related to the receipt, delivery, disbursements, calculations, transmission or segregation of Cash, Rights and shares of New Common Stock in connection with the Rights Offering.

4.	Transfer Restriction; Revocation

Pursuant to the Plan, the Rights are not transferable independently of the underlying shares of common stock or equivalent Interests from which such Rights arise. Rights may only be exercised by or through the Eligible Holder entitled to exercise such Rights on the Rights Offering Record Date. Any such independent transfer or attempted transfer of the Rights will be null and void and the Debtors will not treat any purported transferee as the holder of any Rights. Once the Eligible Holder has properly exercised its Rights, such exercise will not be permitted to be revoked by such Eligible Holder.

5.	Subsequent Adjustments of Additional Rights

If, as of the Rights Offering Deadline, Eligible Holders, in the aggregate, attempt to exercise more Additional Rights than are available for all Eligible Holders electing to exercise Additional Rights, Eligible Holders will only be able to exercise their Pro Rata share of Additional Rights (as determined by the Rights Participation Amounts of all such properly exercising Eligible Holders), and each properly exercising Eligible Holder shall have the Additional Rights which it may exercise reduced on a Pro Rata basis. The difference between the price actually paid by such exercising Eligible Holder and the Eligible Holder’s Rights Exercise Price of New Common Stock that such Eligible Holder is entitled to acquire after giving effect to the reduction, if any, shall be refunded, without interest, as soon as reasonably practicable after the Effective Date.

6.	Inquiries and Transmittal of Documents; Subscription Agent

The exercise instructions contained in the Rights Exercise Form should be carefully read and strictly followed.

Questions relating to the Rights Offering should be directed to the Subscription Agent at the following address and phone number:

Epiq Bankruptcy Solutions

757 Third Avenue, 3rd Floor

New York, New York 10017

The risk of delivery of all documents and payments is on the Eligible Holders electing to exercise their Rights, not the Debtors or the Subscription Agent. If mail is used, it is recommended that a reputable overnight courier or insured registered mail be used and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent before the Rights Offering Deadline.

7.	Rights Offering Conditioned Upon Confirmation of the Plan; Reservation of Rights

All exercises of Rights are subject to and conditioned upon the confirmation of the Plan and the occurrence of the Effective Date of the Plan. All exercises of Rights are subject to and conditioned upon Class 13a for Chemtura Corporation voting to accept the Plan.

4